A Winning Strategy

COVENTR

With an organization driven to outperform the successes of yesterday, Coventry has an undeniable will to win. We are seizing strategic opportunities across all segments of our business and executing at the highest levels. As we relentlessly strive to exceed your expectations, Coventry will continue to find ways to win.

Coventry Health Care ("Coventry") is a diversified national managed healthcare company based in Bethesda, Maryland, operating health plans, insurance companies, network rental and workers' compensation services companies. Through its Commercial Business, Individual Consumer & Government Business, and Specialty Business Divisions, Coventry provides a full range of risk and fee-based managed care products and services to a broad cross section of individuals, employer and government-funded groups, government agencies, and other insurance carriers and administrators.

COVENTRY Health Care

ALTIUS A Coventry Health Care Plan

CARELINK A Coventry Health Care Plan

GHP A Coventry Health Care Plan

HEALTHAMERICA HEALTHASSURANCE Coventry Health Care Plans

HEALTHCARE USA A Coventry Health Care Plan

OMNICARE A Coventry Health Care Plan

PERSONALCARE A Coventry Health Care Plan

SOUTHERN HEALTH A Coventry Health Care Plan

WELLPATH A Coventry Health Care Plan

COVENTRY Workers Comp Services

First Health Network

AdvantraRx

First Health Part D Medicare Prescription Drug Plans Made Easy

Advantra Freedom

Selected Consolidated Financial Information

(in thousands except per share and membership data)

	December 31,				
	2006	2005	2004	2003	2002
Operations Statement Data[1]					
Operating revenues	**$7,733,756**	$ 6,611,246	$ 5,311,969	$4,535,143	$3,576,905
Operating earnings	**841,003**	791,818	496,671	366,197	200,670
Earnings before income taxes	**896,348**	799,425	526,991	393,064	225,741
Net earnings	**560,045**	501,639	337,117	250,145	145,603
Basic earnings per share	**3.53**	3.18	2.55	1.89	1.09
Diluted earnings per share	**3.47**	3.10	2.48	1.83	1.05
Balance Sheet Data[1]					
Cash and investments	**$2,793,800**	$2,062,893	$1,727,737	$1,405,922	$ 1,119,120
Total assets	**5,665,107**	4,895,172	2,340,600	1,981,736	1,643,440
Total medical liabilities	**1,121,151**	752,774	660,475	597,190	558,599
Long-term liabilities	**309,616**	309,742	25,854	27,358	21,691
Debt	**760,500**	770,500	170,500	170,500	175,000
Stockholders' equity	**2,953,002**	2,554,703	1,212,426	928,998	646,037
Operating Data[1]					
Medical loss ratio	**79.3%**	79.4%	80.5%	81.2%	83.3%
Operating earnings ratio	**10.9%**	12.0%	9.4%	8.1%	5.6%
Administrative expense ratio	**17.3%**	17.9%	11.5%	12.0%	12.2%
Basic weighted average shares outstanding	**158,601**	157,965	132,188	132,170	133,203
Diluted weighted average shares outstanding	**161,434**	161,716	135,884	136,148	137,797
Total membership[2]	**4,077,000**	3,677,000	2,509,000	2,383,000	2,035,000

(1) Operations Statement Data include the results of operations of acquisitions since the date of acquisition. Balance Sheet Data reflect acquisitions as of December 31 of the year of acquisition. See the notes to consolidated financial statements for detail on our acquisitions.
(2) Membership data reflects health plans, all self-funded customers, and Medicare Part D membership.

TOTAL REVENUE
(in billions)


21%
CAGR
$3.58
$4.54
$5.31
$6.61
$7.73
'02
'03
'04
'05
'06

EARNINGS PER SHARE


35%
CAGR
$1.05
$1.83
$2.48
$3.10
$3.47
'02
'03
'04
'05
'06

OPERATING EARNINGS
(in millions)


43%
CAGR
$200.7
$366.2
$496.7
$791.8
$841.0
'02
'03
'04
'05
'06

(CAGR represents the compound annual growth rate)

LETTER FROM THE CHIEF EXECUTIVE OFFICER

A Winning Strategy

2006 was another year of delivering results you have come to expect from Coventry Health Care. We told you that we would be a profitable player in the Medicare Prescription Drug Program. We are. We said that we would continue to grow the business while maintaining our industry-leading margins. We did. We assured you that we would continue to operate our businesses with discipline, integrity, and superior execution. We always have and we always will.



DALE B. WOLF

Chief Executive Officer

In addition to keeping our promises, 2006 was another year characterized by significant accomplishments both operationally and financially. We completed the integration of First Health Group with the expected synergies realized and operations functioning seamlessly. This represented the largest acquisition in Coventry's history and I am very pleased with the way our team has been able to assimilate these assets.

The distribution arrangements that we implemented for our senior products were another significant operational achievement during 2006. These teaming initiatives between distribution partners, national retail chains, and our own Medicare-focused team were a key component of the results we delivered in the Medicare Prescription Drug Program (Medicare Part D).

From a financial perspective, 2006 represented another year of the reliable and consistent success you have come to expect from Coventry. Our revenues reached record levels of $7.7 billion while earnings continued to grow. We strengthened our balance sheet and served over 4 million members at year-end. Finally, we topped the $1.0 billion mark in cash flow from operations and fully intend to strategically deploy our free cash in the best interests of our shareholders.

With the First Health Group integration complete and our other initiatives on track, in 2006 I announced a business realignment organizing the company into three operating units:

- Commercial Business Division
- Individual Consumer & Government Business Division
- Specialty Business Division

This new structure serves to organize our businesses, regardless of their origin, to most effectively capitalize on growth opportunities. We have already realized benefits from this strategic realignment and expect strengthened positioning for our future endeavors.

DISCIPLINE
RELIABILITY
PROFITABILITY

Commercial Division: *The Cornerstone*

The Commercial Business Division, comprised of the Health Plan group risk and ASO, National Accounts, Federal Employees Health Benefits Program (FEHBP), and Network Rental businesses, has always represented the cornerstone of Coventry's operations. This is the business that got us started and is one that continues to be a consistent and predictable performer today.

Building upon solid health plan roots, the Commercial Business Division has expanded dramatically to now offer national capabilities with a broad and diverse product portfolio. This division provides services to nearly 3 million customers in all 50 states offering both risk and non-risk products through our proprietary national network. We also increased our local market presence by entering the Oklahoma and South Carolina markets in 2006 with plans for additional local market expansion in 2007.

A key area of focus in this division is the small group business, which historically has been one of Coventry's strengths. With employment growth among small groups occurring at rates as much as three times faster than the national average, this remains an attractive sector and a logical target for the Coventry sales teams. Leveraging our local market presence, low cost structure, and technology such as our BenefitExpress broker quoting tool designed specifically with the small group demographic in mind, this segment of the Commercial Division again grew impressively during 2006. We believe that local markets and local employers are best served by Coventry's tried and true model of maintaining a strong local health plan presence. The Commercial Division also offers solutions to large employers on a full risk and self-funded basis. Across the board, in all group sizes, we deliver a strong value proposition.

As you may recall, Coventry has always prided itself on a "low cost wins" mantra. That hasn't changed and is nowhere more evident than in this division. By continuing to relentlessly focus on the smallest details, we achieve industry-best SG&A levels. By maintaining steadfast discipline in pricing our products, we deliver consistently low medical cost ratios. Our local health plan presence allows us to create a highly competitive medical cost structure both in terms of unit costs and through the results of medical management efforts. Today, as always, Coventry's low cost focus allows us to deliver industry-leading margins while still effectively competing for commercial business.

The Commercial Business Division completed another solid year in 2006, generating strong top-line growth while maintaining the discipline to deliver impressive earnings. By developing new products and focusing on the most attractive market segments, this division will continue to produce the reliable and consistent results that you have come to expect.

— TOM MCDONOUGH, *President*


$300
250
200
150
100
50
0
$70
60
50
40
30
20
10
0
32
41
47
53
58
'02
'03
'04
'05
S Spread
Revenue PMPM
Med Costs PMPM

OPERATING WITH THE FINANCIAL THAT YOU'VE COME TO EXPECT, COVENTRY'S COMMERCIAL PRICE-TO-COST SPREAD HAS CONSISTENTLY EXPANDED.

2006 MEDICARE

PART D MEMBERS

687,000

Individual Consumer & Government Division: *Growth, Growth, Growth*

The Individual Consumer & Government Business Division is comprised of Individual commercial products and all Medicare and Medicaid products, with all three areas representing exceptional growth opportunities for Coventry. We made great strides in 2006 with the introduction of the Medicare Part D product and early indications point towards continued success in 2007 with our entrance into the Medicare Private-Fee-For-Service (PFFS) market. Our Medicaid business is well positioned and our more recently introduced Individual product has seen early success.

With the implementation of the Medicare Part D program in 2006, the managed care industry was presented with an unprecedented opportunity. We approached the opportunity methodically and prudently by leveraging Coventry's collective company assets including our competitive pharmacy cost structure, underwriting capabilities, and experience providing pharmacy management services in State programs. Furthermore, we employed an approach that minimized spending your money on upfront investments, ultimately rewarding shareholders with the creation of the 6th largest national presence with 687,000 members at year-end and total revenue exceeding $650 million. More importantly, we targeted a 5% operating margin on this new business and ended the year right on track.

As we looked towards 2007, we made the decision to expand our Medicare Advantage footprint both geographically and to new products. Coventry introduced a Medicare PFFS product, Advantra Freedom, in 75% of the counties in the United States. Leveraging our Part D experiences, we employed a similar approach in the underwriting of the PFFS product and in the development of robust independent distribution partnerships coupled with our internal group retiree sales force. We are pleased with our product positioning and the early success of our distribution approaches. Through the month of January alone, enrollment had already exceeded our initial expectations for the entire year. We expect this seized opportunity to produce more than $900 million of "new" revenue to Coventry this year and we will keep you updated on the progress of this new product line throughout 2007.

But this isn't just a Medicare division—our Medicaid operations will produce over $1 billion of revenue in 2007. We continue to focus on growing this business both organically through leveraging our government relationships and through acquisitions.

We also expanded our footprint in the Individual business, the fastest growing segment of today's health insurance industry, by adding this product capability to nearly all of our health plan markets. By the end of 2006, we were able to enroll 23,000 members. Our expectation to double the Individual business in 2007 is a perfect example of the multiple ways that Coventry can seize growth opportunities that "move the needle."

WINNING THROUGH GROWTH

2006 marked a transformative year for the Individual Consumer & Government Business Division. Our entry into Medicare Part D was a success by any measure while the products we developed for the Medicare PFFS market have proven to be exceptionally well-received. This unprecedented expansion increases the breadth of our relationships and continues to improve our strategic positioning in the marketplace. We are already preparing for new opportunities in 2008 and 2009. — Fran Soistman, Executive Vice President

INDIVIDUAL CONSUMER & GOVERNMENT DIVISION MEMBERSHIP


357,000
389,000
466,000
468,000
1,163,000
'02
'03
'04
'05
'06
Medicaid
Medicare Advantage
Medicare Part D
Individual

AGGRESSIVELY PURSUING NEW OPPORTUNITIES, WE HAVE BEEN ABLE TO GENERATE IMPRESSIVE MEMBERSHIP **GROWTH** AND WILL CONTINUE TO DO SO WITH AN EYE TO THE FUTURE.

MARKET LEADER IN
WORKERS' COMPENSATION
MANAGED CARE SERVICES

Specialty Division: *An Avenue for Expansion*

The Specialty Business Division today consists of our workers' compensation services business, combining assets acquired in the First Health transaction with the recently completed acquisition of the Concentra workers' compensation managed care services businesses. Over time, our intention with this division is to expand into other logical businesses related to the broad universe of financing and administering health care.

Coventry's workers' compensation services business is a market leader in providing managed care services to workers' compensation customers and is expected to prospectively generate well over $500 million in annualized fee-based revenue. We are not an underwriter or risk assumer of workers' compensation insurance. Instead, we provide managed care services to workers' compensation carriers, third party administrators and self-insured programs. Given the combination of the previous First Health products and those acquired from Concentra, we now offer a compelling value proposition to customers with expanded managed care capabilities including:

- National Workers' Compensation Network
- Bill review
- Pharmacy benefits management
- Telephonic case management
- Field case management
- Medicare set-aside
- Independent medical exams

As the portion of workers' compensation claims attributable to medical costs continues to rise, our customers look to Coventry for cost-containment and managed care solutions. We will continue to combine the workers' compensation experience of the historical First Health and Concentra business with Coventry's managed care focus to provide a unique value proposition to our current and future customers.

WINNING THROUGH EXPANSION

The workers' compensation services industry presents a unique market opportunity to deliver value through Coventry's integrated product offering. We look forward to providing a full spectrum of workers' compensation managed care services to our customers while firmly establishing ourselves as the clear-cut market leader in this attractive fee-based segment of the industry.

— JIM MCGARRY, *President of Workers' Compensation Services*


1983
Indemnity
56%
1993
Indemnity
51%
2005
Indemnity
43%

AS THE MEDICAL COMPONENT *OF WORKERS' COMPENSATION COSTS CONTINUES TO REPRESENT A LARGER SHARE OF TOTAL COSTS TO PAYERS, COVENTRY WILL BE A LOGICAL CHOICE TO DELIVER EFFECTIVE MANAGED CARE SOLUTIONS.*

INDUSTRY-LEADING 2006

OPERATING MARGIN

10.9%

Operational & Financial Excellence

All of these successes are made possible by the operational strength and solid financial discipline which have long been a hallmark of the Coventry story. We always maintain a focus on the member with our customer service operations performing exceptionally well in 2006 as claims inventories were down, technology metrics all trended impressively and cost structures remained at industry-leading levels. Our Medicare Part D implementation produced excellent customer satisfaction results and we have already seen more of the same as we begin to provide service to our new Medicare PFFS members.

Similar accomplishments were seen in Coventry's continued financial growth, with five-year trends of:

- 21% average annual revenue growth;
- 19% average annual growth in members served;
- 35% average annual increase in EPS.

While these statistics are impressive, they are made even more meaningful by the fact that we are growing the business with financial discipline. Medical expenses represent the single largest "cost of goods sold" component for our company and for our industry, yet these expenses have been controlled in all of Coventry's lines of business with remarkable consistency. Our methodical approach to medical management is seen through the "every patient, every day" philosophy we apply in each of our divisions. With similar emphasis placed on managing SG&A costs, we have been able to consistently deliver the solid top-line and bottom-line results that you've come to expect.

WINNING THROUGH DISCIPLINE

Operationally, we integrated the largest acquisition in our history and surpassed expectations for the most significant organic growth initiative in our history, Medicare Part D. Financially, we produced record earnings levels, grew revenues significantly, and generated outstanding cash flow all while maintaining the best operating margins in the industry. By nearly any measure, 2006 was an exceptional year for Coventry Health Care.

— Shawn Guertin, Chief Financial Officer

COMMERCIAL MEDICAL COST PMPM*


8.2%
8.9%
7.9%
4.3%
$152.12
$164.56
$179.21
$193.37
$201.66
'02
'03
'04
'05
'06

OUR DISCIPLINE AND ABILITY TO EXECUTE HAVE ALLOWED US TO MAINTAIN A **CONSISTENT, CONTROLLED** REALIZED MEDICAL COST TREND OF 7.3% OVER A FIVE-YEAR PERIOD.

7.3%

*[illegible] represents Health Plan commercial results for all group sizes.


COVENTRY HEALTH CARE, INC.
Commercial Division
Individual Consumer & Government Division
Specialty Division

A Vision for the Future

I could not be more pleased with how Coventry is currently positioned. Our capital structure is solid with over $400 million in free cash at year-end to deploy through a balance of strategic acquisitions and share repurchases. Our core businesses continue to perform very well. Our diverse revenue streams remain a critical component of being adequately prepared for whatever the future of the managed care industry holds. We always operate with a vision for the future and have multiple growth levers available across our divisions.

In the Commercial Business Division, we are focused on doing the thousand little things that are critical to keep this business producing as it always has. This division generates the majority of the revenue and earnings for the company yet still offers multiple opportunities to create incremental growth. We will continue to capitalize on the small group risk market, the most profitable and fastest growing market segment where we have historically done quite well. We also have opportunities to leverage the national network by expanding into new geographies as we did in 2006 and as we have committed to do in 2007.

Our Individual Consumer & Government Business Division is fueling revenue and earnings growth for our company and continues to present attractive growth prospects for the future. Medicare Private-Fee-For-Service, our largest single initiative for 2007, is off to a fantastic start with more than 70,000 members enrolled as of January 1st. We are expecting organic membership growth of 5%–10% in our

Medicare Advantage HMO business with entrance into 21 new counties. Medicaid membership is also projected to increase organically as well as through the recent acquisition of approximately 30,000 members in the western Missouri region effective February 2007. The Individual market continues to be a success story for us as we have grown this business impressively with sales in our health plan markets. Every business in this division is not only growing in scale but also growing profitably.

The Specialty Business Division, today the smallest of the three, will grow significantly in 2007 with the successful completion of the Concentra workers' compensation services businesses acquisition. By gaining the wide range of capabilities that the Concentra acquisition will provide, we have greatly improved the breadth of our offering to workers' compensation customers. This transaction will serve to strengthen our strategic positioning as Coventry was already considered one of the market leaders in the provision of workers' compensation managed care services. Beyond this business, we will continue to look for opportunities to further expand this division both in terms of management and new business prospects.

Given all of these growth opportunities, the future successes of Coventry will be determined by our ability to execute at the highest levels, just as we always have. The same principles that we've lived by in the past, combining relentless focus with a "low cost wins" mentality and daily operational excellence, will continue to be the key ingredients to our winning strategy. We will strive to surpass the expectations of all of our constituents which will result in delivering optimal results to you, our shareholders. Finally, I would like to thank every one of our more than 10,000 dedicated employees for making 2006 such a resounding success and taking us one more step towards our full potential.

Dale B. Wolf

DALE B. WOLF

Chief Executive Officer

Management's Discussion and Analysis of
Financial Condition and Results of Operations 15

Report of Independent Registered Public Accounting Firm 38

Consolidated Balance Sheets 39

Consolidated Statements of Operations 40

Consolidated Statements of Stockholders' Equity 41

Consolidated Statements of Cash Flows 42

Notes to Consolidated Financial Statements 43

Management's Annual Report on Internal Control over Financial Reporting 65

Report of Independent Registered Public Accounting Firm 66

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 67

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 69

Performance Graph 70

Directors and Executive Officers .... IBC

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements and notes thereto.

Executive-Level Overview

General Operations

We are a national managed health care company based in Bethesda, Maryland operating health plans, insurance companies, network rental/ managed care services companies, and workers' compensation services companies. We provide a full range of risk and fee-based managed care products and services, including health maintenance organization ("HMO"), preferred provider organization ("PPO"), point of service ("POS"), Medicare Advantage, Medicare Prescription Drug Plans, Medicaid, Workers' Compensation and Network Rental to a broad cross section of individuals, employer and government-funded groups, government agencies, and other insurance carriers and administrators in all 50 states as well as the District of Columbia and Puerto Rico.

Summary of 2006 Performance

- Health Plan membership decreased .9% over the prior year, excluding the new Medicare Part D business.
- Medicare Part D revenues of $669.9 million and membership of 687,000.
- Revenue increased 17% over the prior year.
- Health Plan medical loss ratio of 78.9% improved 60 basis points over the prior year.
- Selling, general and administrative expenses were 17.3% of operating revenues, a decrease of 60 basis points from the prior year.
- Operating margin of 10.9% declined 110 basis points over the prior year.
- Diluted earnings per share increased 11.9% over the prior year.
- Cash flows from operations were $1,066 million (including $348.6 million related to the new Medicare Part D business), a 32.6% increase over the prior year.
- Total cash and investments was $2.8 billion, a 35.4% increase over the prior year.

Operating Revenue and Products

We generate our operating revenues from premiums and fees from a broad range of managed care and management service products. Premiums for our risk products, for which we assume full underwriting risk, can vary. For example, premiums for our commercial PPO and commercial POS products are typically lower than our commercial HMO premiums due to medical underwriting and higher deductibles and co-payments that are typically required of the commercial PPO and commercial POS members. Premium rates for our government programs, Medicare and state-sponsored managed Medicaid, are largely established by governmental regulatory agencies in conjunction with competitive bidding processes. Medicare products, including Part D, have risk adjusted premium rates at the member level to help align expected cost and reimbursement. These government products are offered in selected markets where we believe we can achieve profitable growth based upon favorable reimbursement levels, provider costs and regulatory climates.

Revenue for our management services products ("non-risk") is generally a fixed administrative fee, provided on a predetermined contractual basis or on a percentage-of-savings basis, for access to our health care provider networks and health care management services, for which we do not assume underwriting risk. The management services we provide typically include health care provider network management, clinical management, pharmacy benefit management ("PBM"), bill review, claims repricing, fiscal agent services (generally for state entitlement programs), claims processing, utilization review and quality assurance.

Operating Expenses

Our medical costs include medical claims paid under contractual relationships with a wide variety of providers and capitation arrangements. Medical costs also include an estimate of claims incurred but not reported.

We maintain provider networks that furnish health care services through contractual arrangements with physicians, hospitals and other health care providers. Prescription drug benefits are provided through a formulary comprised of an extensive list of drugs. Drug prices are negotiated at discounted rates through a national network of pharmacies.

We have capitation arrangements for certain ancillary heath care services, such as mental health care, and a small percentage of our membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover costs of all medical care or of the specified ancillary services provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk sharing and other incentive arrangements. Global capitation arrangements limit our exposure to the risk of increasing medical costs, but expose us to risk as to the adequacy of the financial and medical care resources of the provider organization. We are ultimately responsible for the coverage of our members pursuant to the customer agreements. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangements, we will be required to perform such obligations. Consequently, we may have to incur costs in doing so in excess of the amounts we would otherwise have to pay under the original global or ancillary capitation through our contracted network arrangements.

We have established systems that monitor the availability, appropriateness and effectiveness of the patient care we provide. We collect utilization data in each of our markets that we use to analyze over-utilization or under-utilization of services and assist our health plans in arranging for appropriate care for their members and improving patient outcomes in a cost efficient manner. Medical directors also monitor the utilization of diagnostic services and encourage the use of outpatient surgery and testing where appropriate. Each health plan collects data showing each physician's utilization profile for diagnostic tests, specialty referrals and hospitalization and presents such data to the health plan's physicians. The medical directors monitor these results in an effort to ensure the use of medically, cost-effective appropriate services.

We operate regional service centers that perform claims processing, premium billing and collection, enrollment and customer service functions for our health plans. Our regional service centers enable us to take advantage of economies of scale, implement standardized management practices at each of our plans and capitalize on the benefits of our integrated information technology systems. We centralize the underwriting and product pricing functions for our health plans, which allows us to utilize our underwriting expertise and a disciplined pricing strategy at each of our health plans. First Health operating expenses consist primarily of salaries and related costs for personnel involved in the administrative services offered by the Company. To a lesser extent, the operating expenses include facility expenses and information processing costs needed to provide those administrative services.

Cash Flows

We generate cash through operations. As a profitable company in an industry that is not capital equipment intensive, we have not needed to use financing methods to fund operations. While we did incur debt (as described in Note I to our consolidated financial statements in this Form 10-K), the entire proceeds were used to finance an acquisition and were not used to fund operations. Our primary use of cash is to pay medical claims. Any excess cash has historically been used for acquisitions, to prepay indebtedness and for repurchases of our common stock.

Critical Accounting Policies

We consider the accounting policies described below critical in preparing our consolidated financial statements. Critical accounting policies are ones that require difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The judgments and uncertainties affecting the application of these policies include significant estimates and assumptions made by us using information available at the time the estimates are made. Actual results could differ materially from those estimates.

Revenue Recognition

Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on both a per-subscriber contract rate and the number of subscribers in our records at the time of billing. Premium billings are generally sent to employers in the month preceding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. Due to early timing of the premium billing, we are able to identify in the current month the retroactive adjustments for two subsequent months billings. Current period revenues are adjusted to reflect these retroactive adjustments.

Based on information received subsequent to generating premium billings, historical trends, bad debt write-offs and the collectibility of specific accounts, we estimate, on a monthly basis, the amount of bad debt and future membership retroactivity and adjust our revenue and allowances accordingly.

As of December 31, 2006, we maintained allowances for retroactive billing adjustments of approximately $20.1 million compared with approximately $20.6 million at December 31, 2005. We also maintained allowances for doubtful accounts of approximately $1.9 million and $3.6 million as of December 31, 2006 and 2005, respectively. The calculation for these allowances is based on a percentage of the gross accounts receivable with the allowance percentage increasing for the older receivables.

We also receive premium payments from the Centers for Medicare and Medicaid Services ("CMS") on a monthly basis for our Medicare membership. Membership and category eligibility are periodically reconciled with CMS and can result in adjustments to revenue. Premiums collected in advance are recorded as deferred revenue.

We contract with the United States Office of Personnel Management ("OPM") and with various federal employee organizations to provide health insurance benefits under the Federal Employees Health Benefits Program. These contracts are subject to government regulatory oversight by the Office of the Inspector General ("OIG") of OPM who perform periodic audits of these benefit program activities to ensure that contractors meet their contractual obligations with OPM. For our managed care contracts, the OIG conducts periodic audits to, among other things, verify that premiums established under its contracts are in compliance with community rating requirements under the FEHB Program. The OPM may seek premium refunds or institute other sanctions against health plans that participate in the program. For our experience-rated plans, the OIG focuses on the appropriateness of contract charges, the effectiveness of claims processing, financial and cost accounting systems, and the adequacy of internal controls to ensure proper contract charges and benefits payments. The OIG may seek refunds of costs charged under these contracts or institute other sanctions against health plans. These audits are generally a number of years in arrears. We record reserves, on an estimated basis annually, for audit and other contract adjustments based on appropriate guidelines. Any differences between actual results and estimates are recorded in the year the audits are finalized.

We enter into performance guarantees with employer groups where we pledge that we will meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy, telephone on-hold time, etc. We also enter into financial guarantees which can take various forms including, among others, achieving an annual aggregate savings threshold, achieving a targeted level of savings per-member per-month or achieving overall network penetration in defined demographic markets. For each guarantee, we estimate and record performance based revenue after considering the relevant contractual terms and the data available for the performance based revenue calculation. Pro rata performance based revenue is recognized on an interim basis pursuant to the rights and obligations of each party upon termination of the contracts.

Medical Claims Expense and Liabilities

Medical liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. Medical liabilities estimates are developed using actuarial principles and assumptions that consider, among other things, historical claims payment patterns, provider reimbursement changes, historical utilization trends, current levels of authorized inpatient days, other medical cost inflation factors, membership levels, benefit design changes, seasonality, demographic mix change and other relevant factors.

We employ a team of actuaries that have used a set of reserve models that are based on a consistent methodology. Although the calculation is consistent, we adjust our estimates of medical utilization and components of medical cost trends to amounts we estimate to be appropriate. The medical liabilities are an accumulation of the results from many individual models, each calculated at the statutory level and representing different markets and/or products. These reserve models do not calculate separate amounts for reported but not paid and incurred but not reported, but rather a single estimate of medical claims liabilities. These reserve models make use of both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities. Within these models, historical data of paid claims is formatted into claim triangles which compare claim incurred dates to the claim payment dates. This information is analyzed to create "completion factors" that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial estimates of claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims.

Actuarial standards of practice generally require the actuarial developed medical claims estimates to cover obligations under an assumption of moderately adverse conditions. Adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims. In many situations, the claims paid amount experienced will be less than the estimate that satisfies the actuarial standards of practice. Medical claims liabilities are recorded at an amount we estimate to be appropriate. Adjustments of prior years estimates may result in additional medical costs or, as we have experienced during the last several years, a reduction in medical costs in the period an adjustment was made. Our reserve models have historically developed favorably suggesting that the accrued liabilities calculated from the models were more than adequate to cover our ultimate liability for unpaid claims. We believe that this favorable development is a result of good communications between our health plans and our actuarial staff regarding medical utilization, mix of provider rates and other components of medical cost trend.

The following table presents the components of the change in medical claims liabilities for the years ended December 31, 2006, 2005 and 2004, respectively (in thousands).

	2006	2005	2004
Medical liabilities, beginning of period	**$ 752,774**	$ 660,475	$ 597,190
Acquisitions[1]	**—**	41,895	—
Reported Medical Costs			
Current year	**5,570,872**	4,672,009	4,257,942
Prior year developments	**(130,908)**	(121,138)	(72,047)
Total reported medical costs	**5,439,964**	4,550,871	4,185,895
Claim Payments			
Payments for current year	**4,852,359**	4,030,685	3,691,092
Payments for prior year	**542,571**	469,782	431,518
Total claim payments	**5,394,930**	4,500,467	4,122,610
Part D Related Subsidy Liabilities	**323,343**	—	—
Medical liabilities, end of period	**$1,121,151**	$ 752,774	$ 660,475
Supplemental Information:			
Prior year development[2]	**2.9%**	2.9%	2.0%
Current year paid percent[3]	**87.1%**	86.3%	86.7%

[1]Acquisition balances represent medical liabilities of the acquired company as of the applicable acquisition date.

[2]Prior year reported medical costs in the current year as a percentage of prior year reported medical costs.

[3]Current year claim payments as a percentage of current year reported medical costs.

The negative amounts noted as "prior year" medical costs are favorable adjustments for claim estimates being settled for amounts less than originally anticipated. As noted above, these favorable restatements from original estimates occur due to changes in medical utilization, mix of provider rates and other components of medical cost trends. Medical claim liabilities are generally paid within several months of the member receiving service from the provider. Accordingly, the 2006 prior year medical costs relate almost entirely to claims incurred in calendar year 2005 and the increase in prior year medical cost was driven primarily by lower than anticipated medical cost increases, growth in the medical cost base and uncertainties at the prior year-end regarding our Louisiana operations and the effects of Hurricane Katrina.

The Medicare Part D related subsidy liabilities identified in the table above represent subsidy amounts received from CMS for reinsurance and for cost sharing related to low income individuals. These subsidies are recorded in medical liabilities and we do not recognize premium revenue or claims expense for these subsidies. Following the final settlement in 2007 related to the 2006 plan year, any remaining balances from these subsidy payments will be refunded to CMS.

For the more recent incurred months, the percentage of claims paid to claims incurred in those months is generally low. As a result, the completion factor methodology is less reliable for such months. For that reason, incurred claims for recent months are not projected solely from historical completion and payment patterns. Instead, they are projected by estimating the claims expense for those months based upon recent claims expense levels and health care trend levels, or "trend factors." As these months mature over time, the two estimates (completion factor and trend) are blended with completion factors being used exclusively for older months.

Within the reserve setting methodologies for inpatient and non-inpatient services, we use certain assumptions. For inpatient services, authorized days are used for utilization factors, while cost trend assumptions are incorporated into per diem amounts. The per diem estimates reflect anticipated effects of changes in reimbursement structure and severity mix. For non-inpatient services, a composite trend assumption is applied which reflects anticipated changes in cost per service, provider contracts, utilization, and other factors.

Changes in the completion factors, trend factors and utilization factors can have a significant effect on the claim liability. The following example provides the estimated effect to our December 31, 2006 unpaid claims liability assuming hypothetical changes in the completion, trend, and inpatient day factors. While we believe the selection of factors and ranges provided are reasonable, certain factors and actual results may differ.

Completion Factor		Claims Trend Factor		Inpatient Day Factor	
Increase (Decrease) in Completion Factor	(Decrease) Increase in Unpaid Claims Liabilities	(Decrease) Increase in Claims Trend Factor	(Decrease) Increase in Unpaid Claims Liabilities	(Decrease) Increase in Inpatient Day Factor	(Decrease) Increase in Unpaid Claims Liabilities
3.3%	$(21,471)	(5.0%)	$(57,723)	(5 0%)	$(13,127)
2.0%	$(13,196)	(2.5%)	$(28,861)	(2.5%)	$ (6,564)
1.0%	$ (6,671)	(1.0%)	$(11,545)	(1.0%)	$ (2,625)
(1.0%)	$ 6,820	1.0%	$ 11,545	1.0%	$ 2,625
(2.0%)	$ 13,796	2.5%	$ 28,861	2.5%	$ 6,564
(3.3%)	$ 23,104	5.0%	$ 57,723	5.0%	$ 13,127

We also establish reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts.

Accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term. Certain situations require judgment in setting reserves, such as system conversions, processing interruptions, environmental changes or other factors.

We believe that the amount of medical liabilities is adequate to cover our ultimate liability for unpaid claims as of December 31, 2006; however, actual claim payments and other items may differ from established estimates.

Investments

We account for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115—"Accounting for Certain Investments in Debt and Equity Securities." We invest primarily in fixed income securities and classify all of our investments as available-for-sale. Investments are evaluated on an individual security basis at least quarterly to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;
- our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

The following table shows our investments' gross unrealized losses and fair value, at December 31, 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

	Less than 12 months		12 months or more		Total	
Description of Securities	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
State and municipal bonds	$ 67,946	$(275)	$202,849	$ (3,240)	$270,795	$ (3,515)
U.S. Treasury & agency securities	25,535	(77)	57,171	(750)	82,706	(827)
Mortgage-backed securities	40,021	(140)	126,151	(2,920)	166,172	(3,060)
Asset-backed securities	12,909	(26)	33,239	(734)	46,148	(760)
Corporate debt and other securities	9,045	(46)	123,032	(2,918)	132,077	(2,964)
	$155,456	$(564)	$542,442	$(10,562)	$697,898	$(11,126)

The securities presented in this table do not meet the criteria for an other-than-temporarily impaired investment. The unrealized loss is almost exclusively the result of interest rate increases and not unfavorable changes in the credit ratings associated with these securities. These investments are not in high risk industries or sectors and we intend to hold these investments for a period of time sufficient to allow for a recovery in market value, which may be maturity.

Goodwill and Other Long-lived Assets

Goodwill and other intangible assets that have indefinite lives are subject to a periodic assessment for impairment by applying a fair-value-based test. For our impairment analysis of the Health Plan segment goodwill, we used three approaches to identify the fair value of our goodwill and other intangible assets: a market approach, a market capitalization approach and an income approach. The market approach estimates a business's fair value by analyzing the recent sales of similar companies. The market capitalization approach is based on the market value of our total shares outstanding. The income approach is based on the present value of expected future cash flows. The income approach involves estimating the present value of the company's estimated future cash flows, and discounting these cash flows at a given rate of return. All three approaches were reviewed together for consistency and commonality.

For our impairment analysis of the First Health segment goodwill and indefinite-lived intangible asset, we engaged an independent business valuation firm to assist us in our analysis. For the First Health goodwill impairment analysis, we relied primarily on the income approach and secondarily on the market approach. For the First Health indefinite-lived asset, we relied on two separate variations of the income approach. Each approach was reviewed together for consistency and commonality.

Under the income approach, we assumed certain growth rates, capital expenditures, discount rates and terminal growth rates in our calculations. If the assumptions used in our fair-value-based tests differ from actual results, the estimates underlying our goodwill impairment tests could be adversely affected. Any impairment charges that may result will be recorded in the period in which the impairment is identified. We have not incurred an impairment charge related to goodwill or indefinite lived intangibles. See Note C to the consolidated financial statements for additional disclosure related to intangible assets.

Our remaining long-lived assets consist of property and equipment and other finite-lived intangible assets. These assets are depreciated or amortized over their estimated useful life, and are subject to impairment reviews. In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the cost of internally developed software is capitalized and included in property and equipment. We capitalize costs incurred during the application development stage for the development of internal-use software. These costs primarily relate to payroll and payroll-related costs for employees along with costs incurred for external consultants who are directly associated with the internal-use software project. We periodically review long-lived assets whenever adverse events or changes in circumstances indicate the carrying value of the asset may not be recoverable. In assessing recoverability, we must make assumptions regarding estimated future cash flows and other factors to determine if an impairment loss may exist, and, if so, estimate fair value. We also must estimate and make assumptions regarding the useful life we assign to our long-lived assets. If these estimates or their related assumptions change in the future, we may be required to record impairment losses or change the useful life, including accelerating depreciation for these assets.

Stock-Based Compensation Expense

We account for share based compensation in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Shared-Based Payment" ("FAS 123R"). Under the fair value recognition provisions of FAS 123R, determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. We have determined that a blend of the implied volatility of our tradeable options and the historical volatility of the Company's share price is a better indicator of expected volatility and future stock price trends than historical volatility alone. Therefore, the expected volatility in 2006 was based on a blend of market-based implied volatility and the historical volatility of our stock. The assumptions used in calculating the fair value of share-based payment awards represent our best estimates. In addition, we are required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period. See Note F to the Consolidated Financial Statements in Item 8 for a further discussion on stock-based compensation.

New Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued "Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial position already taken or expected to be taken in a tax return. For a tax benefit to be recognized, a tax position must be more likely than not to be sustained upon examination by applicable taxing authorities. The benefit recognized is the amount that has a greater than 50% likelihood of being realized upon final settlement of the tax position. FIN 48 was effective for the Company as of January 1, 2007. The change in net assets as a result of applying this pronouncement will be a change in accounting principle with the cumulative effect of the change required to be treated as an adjustment to the opening balance of retained earnings. The Company's evaluation of the impact of adoption of FIN 48 is ongoing, and it is anticipated that the adoption of FIN 48 will not have a material impact on the Company's January 1, 2007 balance of retained earnings.

Acquisitions

During the three years ended December 31, 2006, we completed two business combinations and a membership purchase. These business combinations are all accounted for using the purchase method of accounting and, accordingly, the operating results of each acquisition have been included in our consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. The purchase price of our membership purchases is allocated to identifiable intangible assets and is being amortized over a useful life of ten to twenty years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2006. The purchase price of each business combination includes the payment for net worth and estimated transition costs. The purchase price shown for recent acquisitions, in millions, is inclusive of all retroactive balance sheet settlements and transaction cost adjustments.

	Effective Date	Market	Purchase Price
Business Combinations			
First Health Group Corp. ("First Health")	January 28, 2005	Multiple Markets	$1,695
Provider Synergies, L.L.C. ("Provider Synergies")	January 1, 2006	Multiple Markets	$ 22
Membership Purchases			
OmniCare Health Plan ("OmniCare")	October 1, 2004	Michigan	$ 13

Effective January 28, 2005, we completed our acquisition of First Health. First Health is a full service national health benefits services company that serves the group health, workers' compensation and state public program markets. Each outstanding share of First Health common stock was converted into a right to receive $9.375 cash and 0.2687 shares of Coventry common stock. As a result of the merger, we paid $863.1 million in cash and issued approximately 24.7 million shares of our common stock to stockholders of First Health. The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of First Health have been included in our consolidated financial statements since the date of acquisition. The purchase price for First Health was allocated to the assets, including identifiable intangible assets and liabilities, based on estimated fair values. For additional information regarding the First Health acquisition, please refer to Note B to our consolidated financial statements.

Effective January 1, 2006, we completed the acquisition of Provider Synergies, an Ohio limited liability company. Provider Synergies manages preferred drug lists and negotiates rebates on behalf of state government and commercial clients. The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of Provider Synergies have been included in our consolidated financial statements since the date of acquisition. The pro forma effects of this acquisition were not material to the Company's consolidated financial statements.

Membership

The following table presents our Health Plan membership as of December 31, 2006 and 2005 (in thousands) and the percentage change in membership between these dates.

	December 31,		Percent
	2006	**2005**	**Change**
Risk membership:			
Commercial	**1,450**	1,486	(2.4%)
Medicare	**80**	75	6.7%
Medicaid	**373**	393	(5.1%)
Total risk membership	**1,903**	1,954	(2.6%)
Non-risk membership	**621**	592	4.9%
Total membership	**2,524**	2,546	(0.9%)

Commercial insured membership decreased over the prior year end due to losses experienced in our Pennsylvania market and the expected loss of commercial insured members in our Louisiana operations during the first half of 2006, primarily due to Hurricane Katrina. Additionally, there were a few large groups changing from a risk product to a non-risk product. These losses were partially offset by gains in employer group business in other markets such as Delaware, Kansas and Georgia and also by growth in individual business across multiple markets.

Medicaid membership decreased over the prior year end due to changes in the eligibility requirements for Medicaid beneficiaries throughout the Missouri market as well as the state of North Carolina's termination of its existing managed care program during the third quarter resulting in a loss of approximately 7,400 members.

The increase in non-risk membership was attributable to organic growth in various markets as well as a few large groups changing from a risk product to a non-risk product.

Results of Operations

The following table is provided to facilitate a more meaningful discussion regarding the comparison of our operations for each of the three years in the period ended December 31, 2006 (in thousands, except earnings per share and membership data).

	2006	2005	Increase (Decrease)	2005	2004	Increase (Decrease)
Consolidated Business						
Total operating revenues	**$7,733,756**	$6,611,246	17.0%	$6,611,246	$5,311,969	24.5%
Operating earnings	**$ 841,003**	$ 791,818	6.2%	$ 791,818	$ 496,671	59.4%
Operating earnings as a % of revenue	**10.9%**	12.0%	(1.1%)	12.0%	9.4%	2.6%
Net earnings	**$ 560,045**	$ 501,639	11.6%	$ 501,639	$ 337,117	48.8%
Diluted earnings per share	**$ 3.47**	$ 3.10	11.9%	$ 3.10	$ 2.48	25.0%
Selling, general and administrative as a percentage of revenue	**17.3%**	17.9%	(0.6%)	17.9%	11.5%	6.4%
Health Plan Business						
Managed Care Premium Yields (per member per month):						
Commercial	**$ 259.52**	$ 246.46	5.3%	$ 246.46	$ 226.59	8.8%
Medicare Advantage	**$ 857.28**	$ 765.58	12.0%	$ 765.58	$ 695.96	10.0%
Medicaid	**$ 167.30**	$ 157.52	6.2%	$ 157.52	$ 145.23	8.5%
Medicare Part D	**$ 90.48**	n/a	n/a	n/a	n/a	n/a
Medical Costs (per member per month):						
Commercial	**$ 201.66**	$ 193.37	4.3%	$ 193.37	$ 179 21	7.9%
Medicare Advantage	**$ 681.07**	$ 614.55	10.8%	$ 614.55	$ 579.92	6.0%
Medicaid	**$ 143.18**	$ 133.32	7.4%	$ 133.32	$ 126.88	5.1%
Medicare Part D	**$ 76.42**	n/a	n/a	n/a	n/a	n/a
Medical Loss Ratios:						
Commercial	**77.7%**	78.5%	(0.8%)	78.5%	79.1%	(0.6%)
Medicare Advantage	**79.4%**	80.3%	(0.9%)	80.3%	83.3%	(3.0%)
Medicaid	**85.6%**	84 6%	1.0%	84.6%	87.4%	(2.8%)
Total	**78.9%**	79.5%	(0.6%)	79.5%	80.5%	(1.0%)
Medicare Part D	**84.5%**	n/a	n/a	n/a	n/a	n/a
Administrative Statistics:						
Selling, general and administrative as a percentage of revenue	**11.7%**	11.4%	0.3%	11.4%	11.5%	(0.1%)
Days in medical liabilities[1]	**55.0**	55.6	(0.6)	55.6	55.8	(0.2)
First Health Business[2]						
Membership						
National Accounts						
On-going accounts	**460,000**	669,000		669,000	n/a	
Run-out[3]	**32,000**	90,000		90,000	n/a	
Total National Accounts	**492,000**	759,000		759,000	n/a	
Mail Handlers	**406,000**	462,000		462,000	n/a	
Revenue by product lines						
National Accounts	**$ 113,990**	$ 141,283		$ 141,283	n/a	
Federal Employees Health Benefit Plan	**208,177**	204,678		204,678	n/a	
Network Rental	**126,573**	89,442		89,442	n/a	
Group Health Subtotal	**448,740**	435,403		435,403	n/a	
Medicaid/Public Sector	**184,503**	183,197		183,197	n/a	
Workers' Compensation	**206,220**	193,714		193,714	n/a	
Specialty Business Subtotal	**390,723**	376,911		376,911	n/a	
Total First Health Revenues	**$ 839,463**	$ 812,314		$ 812,314	n/a	
Administrative Statistics:						
Selling, general and administrative as a percentage of revenue	**64.6%**	64.9%		64.9%	n/a	

[1]Excludes Medicare Part D; [2]Results of Operations includes First Health since January 28, 2005, the date of acquisition; and [3]Company is still providing services to terminated customers.

Comparison of 2006 to 2005

Managed care premium revenue increased as a result of new business related to our Medicare Part D products and as a result of rate increases that occurred throughout all markets. Medicare Part D business accounted for $669.9 million of managed care premium revenue in 2006 which excludes $32.6 million attributable to the estimated CMS risk-sharing payments that will be due to CMS upon the final settlement in 2007 for the 2006 plan year.

Additionally, we have quota share reinsurance arrangements with two of our Medicare Part D distribution partners. As a result of the quota sharing arrangements, we ceded Medicare Part D premium revenue to these partners of $65.8 million. This amount is excluded from the $669.9 million of reported Medicare Part D revenue. Before subtracting the quota share ceded revenue, the premium yield, per member per month, for Medicare Part D business would have been $8.88 higher than the $90.48 reported. When reviewing the premium yield for Medicare Part D business, adjusting for the ceded revenue is useful for comparisons to competitors that may not have similar ceding arrangements.

Commercial premium yields (premium per member per month) increased as a result of rate increases that occurred throughout all markets. The reported commercial premium yield increase of 5.3% is lower than the rate increases on renewing business due to a mix change in the types of plans being purchased as new business (such as a change to lower benefit plans); the types of plans being selected by renewing members when they have a choice among multiple options (such as a change to higher deductible, lower premium plans); and the termination of certain large groups which had high costs and high premium yields. Medicare Advantage premium yields increased as a result of the rate increases from the annual Competitive Bid filings. Medicaid premium yields increased as a result of rate increases effective January 1 and July 1, 2006 in Missouri, our largest Medicaid market.

Management services revenue decreased partially as a result of declines in membership in the National Accounts and Federal Employees Health Benefit Plan sectors of the First Health segment. Additionally, the implementation of Medicare Part D resulted in a decline of First Health pharmacy administration fee based revenue compared to the prior year, although this decline is more than offset by the increased revenue from our new Medicare Part D business discussed above in the managed care premium revenue section. These decreases are partially offset by reporting a full year of First Health results in 2006. First Health was acquired on January 28, 2005 and therefore only results from January 28, 2005 through December 31, 2005 are included in our 2005 results of operations.

Medical costs have increased as a result of new business related to our Medicare Part D products and as a result of medical trend. Medicare Part D medical costs totaled $565.9 million. Excluding Medicare Part D business, Health Plan medical costs as a percentage of premium revenue have declined 0.6% compared with the prior year period. The decline is primarily a result of premium increases and better than expected cost trends. The better than expected cost trends were primarily attributed to lower inpatient and outpatient utilization and the uncertainties at the prior year-end regarding our Louisiana operations and the effects from Hurricane Katrina. Days in total medical claims liabilities decreased slightly from the prior year due primarily to faster claim receipts and continually improved processing cycle times.

Selling, general and administrative expense increased primarily as a result of costs related to the new Medicare Part D business in 2006, reporting a full year of First Health results in 2006, recognizing stock option expense related to the adoption of SFAS 123(R) and increased salary expenses due to annual compensation increases. However, these increases are partially offset by synergies gained subsequent to the acquisition of First Health. Selling, general and administrative expenses as a percentage of revenue have improved as a result of these achieved synergies, continuing revenue growth and success in controlling overall administrative costs.

Depreciation and amortization increased as a result of reporting a full year of First Health results in 2006 and as a result of an increase in property and equipment over the past two years, primarily computer equipment and software related to our First Health business.

Interest expense was higher in the prior year as a result of the refinancing of our credit facilities during the prior year second quarter. As a result of the refinancing, we wrote off $5.4 million of deferred financing costs in the prior year second quarter related to the original credit facilities associated with the First Health acquisition. Additionally, our debt has declined over the last two years and, as a result, interest expense related to the indebtedness has also declined.

Other income increased as a result of a larger investment portfolio and a rise in interest rates during 2005 and 2006.

Our provision for income taxes increased almost exclusively due to an increase in earnings. The effective tax rate remained relatively flat at 37.5% in 2006 compared to 37.3% in 2005.

Comparison of 2005 to 2004

Managed care premium revenue increased as a result of rate increases that occurred throughout all markets and as a result of acquisitions. Commercial yields (premium per member per month) increased as a result of rate increases on renewals. Medicare yields increased as a result of the rate increases on January 1, 2005 from the annual Adjusted Community Rating filings. Medicaid yields increased as a result of a rate increase of 6.5% effective January 1, 2005 in Missouri, our largest Medicaid market, and as a result of the OmniCare acquisition which has a higher yield than our historical Medicaid membership. The acquisition of OmniCare effective October 1, 2004 and First Health effective January 28, 2005 accounted for $151.9 million of the increase in managed care premium revenue over the prior year. The First Health acquisition closed January 28, 2005 and, therefore, only results from January 28, 2005 through December 31, 2005 are included in our results of operations.

Management services revenue increased almost entirely due to the acquisition of First Health. The acquisition of First Health accounted for $764.0 million of the increase in management services revenue over the prior year.

Medical costs have increased due to medical trend and acquisitions. However, Health Plan medical expense as a percentage of managed care premium revenue has improved to 79.5% compared to 80.5% in the prior year. This favorable change was attributable to premium rate increases discussed above outpacing medical trend in each of our Health Plan lines of business. The favorable change was also attributable to favorable inpatient utilization during 2005, particularly in the third and fourth quarters, and a flu season in the first quarter of 2005 that was not as severe as it has been in previous years. Total reported commercial medical trend (per member per month), net of buydowns, was 7.9% in 2005. Days in total medical claims liabilities decreased slightly from the prior year due primarily to faster claim receipts and continually improved processing cycle times.

Selling, general and administrative expenses increased primarily due to normal operating costs of First Health, which accounted for $523.7 million of the increase in selling, general and administrative expense. Additional increases include an increase in salary expense, Medicare Part D implementation costs and a full twelve months of normal operating costs of OmniCare. Salary expenses, excluding acquisitions, have increased due to annual compensation increases and additional amortization expense related to restricted shares of common stock granted in 2004 and 2005. However, Health Plan selling, general and administrative expenses as a percentage of revenue have improved as a result of continuing revenue growth and success in controlling administrative costs.

Depreciation and amortization increased almost exclusively as a result of the acquisition of First Health. Depreciation expense for First Health, primarily for computer equipment and software, was $36.8 million and amortization of intangibles associated with the acquisition of First Health was $27.7 million.

Interest expense increased as a result of the indebtedness incurred with the acquisition of First Health. Additionally, we refinanced our credit facilities during the second quarter. As a result, we wrote off $5.4 million of deferred financing costs related to the original credit facilities.

Other income increased as a result of a larger investment portfolio and a rise in short term rates during the year.

Our provision for income taxes increased primarily due to an increase in earnings. The effective tax rate increased to 37.3% in 2005 from 36.0% in 2004 primarily as a result of the First Health acquisition and a related change in the relative mix of states with income tax provisions.

Medicare Private Fee For Service

Coventry submitted bids as a Medicare Private Fee For Service ("PFFS") sponsor in 2006 for the 2007 benefit year. The bids are designed to provide solutions for individuals and employer group populations. Our primary distribution strategy for the Medicare PFFS program is through marketing alliances with other insurers and brokerage channels.

During the third quarter of 2006, we received approval to offer PFFS products in 43 states. The PFFS plans will be marketed under the brand name of Advantra Freedom. These plans include options with pharmacy benefits or stand alone medical benefits. In addition, there are benefit plans available at a zero premium option in most states.

Products will be underwritten by Coventry Health and Life Insurance Company, First Health Life and Health Insurance Company and Cambridge Life Insurance Company. We have established partnerships with Medicare Supplement insurance carriers and brokerage channels nationwide to provide Medicare Private Fee For Service to Medicare beneficiaries.

Liquidity and Capital Resources

Liquidity

The nature of a vast majority of our operations is such that cash receipts from premium revenues are typically received up to two months prior to the expected cash payment for related medical costs. Premium revenues are typically received at the beginning of the month in which they are earned, and the corresponding incurred medical expenses are paid in a future time period, typically 15 to 60 days after the date such medical services are rendered. The lag between premium receipts and claims payments creates positive cash flow and overall cash growth. As a result, we typically hold approximately two months of "float". In addition, accumulated earnings provide further positive cash flow. In addition to ample current liquidity, our long-term investment portfolio is available for further liquidity needs.

Our investment guidelines require our fixed income securities to be investment grade in order to provide liquidity to meet future payment obligations and minimize the risk to the principal. The fixed income portfolio includes government and corporate securities with an average quality rating of "AA+" and an average contractual duration of 2.8 years as of December 31, 2006. Typically, the amount and duration of our short-term assets are more than sufficient to pay for our short-term liabilities and we do not anticipate that sales of our long-term investment portfolio will be necessary to fund our claims liabilities.

Our cash and investments, consisting of cash and cash equivalents and short-term and long-term investments, but excluding deposits of $56.4 million restricted under state regulations, increased $723.9 million to $2.7 billion at December 31, 2006 from $2.0 billion at December 31, 2005.

On February 8, 2007, the Company announced it has signed a definitive agreement to acquire Concentra, Inc.'s workers' compensation managed care services businesses. The Company will acquire the Concentra businesses for $387.5 million in an all-cash transaction expected to close in 90 to 180 days, subject to closing conditions, regulatory and other customary approvals. We anticipate the funds for payment of the acquisition will be provided by existing cash, additional bank borrowings or a new bond offering.

On February 15, 2007, we redeemed all $170.5 million of our outstanding 8.125% Senior Notes.. We redeemed the Senior Notes at a redemption price equal to 104.1% of the principal amount plus interest accrued on the redemption date. We will record a charge, including the write-off of previously paid unamortized issuance costs, of approximately $9.1 million before tax, or $0.04 per diluted share in the first quarter of 2007. The funds for payment of the redemption price were provided by existing cash..

The demand for our products and services is subject to many economic fluctuations, risks and uncertainties that could materially affect the way we do business. See Part I, Item 1A, "Risk Factors," in this Form 10-K for more information. Management believes that the combination of our ability to generate cash flows from operations, cash and investments on hand and the excess funds held in certain of our regulated subsidiaries will be sufficient to fund continuing operations, capital expenditures, debt interest costs, debt principal repayments and any other reasonably likely future cash requirements.

Cash Flows

Operating Activities

Net cash from operating activities is primarily driven by net earnings and an increase in medical liabilities. The increase in medical liabilities was driven by the addition of approximately $363.5 million related to the Part D program. Total cash inflows from Medicare Part D totaled $348.6 million. This amount included a net receipt of claim reinsurance subsidies from CMS of approximately $234.7 million. Following the final settlement in 2007 related to the 2006 plan year, any remaining balances from reinsurance and other subsidy payments will be returned to CMS. Accounts payable and other liabilities increased primarily due to CMS risk sharing payment accruals, attributable largely to the Part D program; an increase in income taxes payable; and other normal operating activities. Accounts receivable decreased during the year as a result of strong collections. Offsetting these operating cash inflows was an increase in other receivables which was primarily a result of pharmacy rebate receivables recorded related to the Part D program.

Financing and Investing Activities

Proceeds from the issuance of debt include indebtedness incurred in 2005 related to the acquisition of First Health, less payments made for debt issuance costs. The issuance of debt includes $500 million of new senior notes, unsecured credit facilities consisting of a $300 million five-year term loan and $65 million from a revolving credit facility drawn at closing on January 28, 2005. Proceeds also include new credit facilities the Company entered into on June 30, 2005 providing for a revolving credit facility in the principal amount of $350 million, of which $117.5 million was drawn at closing, and a term loan in the principal amount of $100 million. Payments for retirement of debt include the repayment of a $200 million long-term credit facility assumed from the acquisition of First Health, repayment of the $365 million original credit facilities and the $117.5 million repayment of the new revolving credit facility.

The senior notes and credit facilities require compliance with specified financial ratios and contain certain covenants and restrictions regarding incurring additional debt, limiting dividends or other restricted payments, and restricting sales of assets above a certain threshold and consolidations or mergers in the context of a change of control. We have complied with all ratios and covenants under the senior notes and credit facilities.

Capital expenditures in 2006 of approximately $72.6 million consist primarily of computer hardware, software and related costs associated with the development and implementation of improved operational and communication systems. Projected capital expenditures in 2007 of approximately $65-$70 million consist primarily of computer hardware, software and other equipment.

Our Board of Directors has approved a program to repurchase our outstanding common stock. Stock repurchases may be made from time to time at prevailing prices on the open market, by block purchase or in private transactions. In February 2006, our Board of Directors approved an increase to the share repurchase program in an amount equal to 5% of our outstanding common stock, thus increasing our repurchase authorization by 8.1 million shares. As a part of this program, 3.0 million shares were purchased during the first quarter of 2004 at an aggregate cost of $84.6 million, no shares were purchased in 2005 and 4.6 million shares of our common stock were purchased in 2006 at an aggregate cost of $256.1 million. As of December 31, 2006, the total remaining common shares we are authorized to repurchase under this program is 6.2 million. We intend to repurchase approximately $200 million of our shares during the first quarter of 2007 under this program.

Health Plans

Our regulated HMO and insurance company subsidiaries are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from our regulated entities. During 2006, we received $297 million in dividends from our regulated subsidiaries.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that, if adopted, would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital appropriate for a managed care organization to support its overall business operations in consideration of its size and risk profile. The managed care organization's RBC is calculated by applying factors to various assets, premiums and reserve items. The factor is higher for those items with greater underlying risk and lower for less risky items. The adequacy of a managed care organization's actual capital can then be measured by a comparison to its RBC as determined by the formula. Our health plans are required to submit an RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

Regulators will use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its statutory net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which we operate health plans have adopted a risk-based capital ("RBC") policy that recommends the health plans maintain statutory reserves at or above the 'Company Action Level' which is currently equal to 200% of their RBC. We have adopted an internal policy to maintain all of our regulated subsidiaries' statutory capital and surplus at or above 250% of their RBC and a level of 300% in aggregate (referred to below as "300% of RBC"). Some states in which our regulated subsidiaries operate require deposits to be maintained with the respective states' departments of insurance. The table below summarizes our statutory reserve information, as of December 31, 2006 and 2005 (in millions, except percentage data).

	2006	2005
Regulated capital and surplus	**$1,070.6**[a]	$897.4
300% of RBC	**$ 666.5**[a]	$555.3[a]
Excess capital and surplus above 300% of RBC	**$ 404.1**[a]	$342.1[a]
Capital and surplus as percentage of RBC	**481%**[a]	485%[a]
Statutory deposits	**$ 56.4**	$ 49.4

[a]*unaudited*

The increase in capital and surplus for our regulated subsidiaries is a result of net earnings partially offset by dividends paid to the parent company.

We believe that all subsidiaries which incur medical claims maintain more than adequate liquidity and capital resources to meet these short-term obligations as a matter of both Company policy and multiple Department of Insurance regulations.

Excluding funds held by entities subject to regulation and excluding our investment in an equipment leasing limited liability company, we had cash and investments of approximately $563.1 million and $347.2 million at December 31, 2006 and December 31, 2005, respectively. The increase was primarily due to the dividends received from our regulated subsidiaries and earnings from our non-regulated First Health business offset, in part, by the share repurchases discussed previously.

Other

As of December 31, 2006, we were contractually obligated to make the following payments within the next five years and thereafter (in thousands):

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1–3 Years**	**3–5 Years**	**More than 5 years**
Senior notes	$ 670,500	$ —	$ —	$ —	$670,500
Interest payable on senior notes	287,129	43,853	87,706	87,706	67,864
Credit Facilities	90,000	10,000	20,000	60,000	—
Interest payable on credit facilities	13,670	4,517	7,533	1,620	—
Software purchases	9,000	3,000	1,000	5,000	—
Operating leases	125,407	26,993	47,533	30,579	20,302
Total contractual obligations	1,195,706	88,363	163,772	184,905	758,666
Less sublease income	(8,129)	(1,716)	(2,831)	(2,146)	(1,436)
Net contractual obligations	$1,187,577	$86,647	$160,941	$182,759	$757,230

Refer to Note J to our consolidated financial statements for disclosure related to our operating leases.

We have typically paid 90% to 95% of medical claims within 6 months of the date incurred and approximately 99% of medical claims within 9 months of the date incurred. Accordingly, we believe medical claims liabilities are short-term in nature and therefore do not meet the listed criteria for classification as contractual obligations and have been excluded from the table above.

Other Disclosure

Legal Proceedings

In the normal course of business, we have been named as a defendant in various legal actions such as actions seeking payments for claims denied by us, medical malpractice actions, employment related claims and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2006 may result in the assertion of additional claims. We maintain general liability, professional liability and employment practices liability insurances in amounts that we believe are appropriate, with varying deductibles for which we maintain reserves. The professional liability and employment practices liability insurances are carried through our captive subsidiary. Although the results of pending litigation are always uncertain, we do not believe the results of such actions currently threatened or pending, including those described below, will individually or in the aggregate, have a material adverse effect on our consolidated financial position or results of operations.

We are a defendant in the provider track of the In Re: Managed Care Litigation filed in the United States District Court for the Southern District of Florida, Miami Division, Multi-District Litigation ("MDL"), No. 1334, in the action captioned, Charles B. Shane., et al., vs. Humana, Inc., et al. This lawsuit was filed by a group of physicians as a class action against Coventry and nine other companies in the managed care industry. The plaintiffs alleged violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), conspiracy to violate RICO and aiding and abetting a scheme to violate RICO. In addition to these federal law claims, the complaint included state law claims for breach of contract, violations of various state prompt payment laws and equitable claims for unjust enrichment and quantum meruit. The trial court dismissed several of the state law claims and ordered all physicians who had an arbitration provision in their provider contracts to submit their direct RICO claims and their remaining state law claims to arbitration. As a consequence of this ruling, the plaintiffs who had arbitration provisions voluntarily dismissed their claims that were subject to arbitration. In its order, the trial court also held that the plaintiffs' claims of (1) conspiracy to violate RICO and (2) aiding and abetting violations of RICO were not subject to arbitration. The trial court then certified various subclasses of plaintiffs with respect to these two federal law claims.

Seven defendants have entered into settlement agreements with the plaintiffs, which have received final approval from the trial court. On June 16, 2006, the trial court filed an order in the Shane lawsuit which granted summary judgment on all claims in favor of Coventry. The trial court also granted summary judgment on all claims in favor of two other defendants. The plaintiffs have appealed the trial court's summary judgment order to the Eleventh Circuit Court of Appeals. The Shane lawsuit has triggered the filing of copycat class action complaints by other health care providers such as chiropractors, podiatrists, acupuncturists and other licensed health care professionals. Each of these actions has been transferred to the MDL and have been designated as "tag-along" actions. The court has entered an order which stays all proceedings in the tag-along actions until all pre-trial proceedings in the Shane action have been concluded. Although we can not predict the outcome, we believe that the Shane and the tag-along actions will not have a material adverse effect on our financial position or our results of operations. Management also believes that the claims asserted in these lawsuits are without merit and the Company intends to defend its position.

Legislation and Regulation

As a managed health care company, we are subject to extensive government regulation of our products and services. The laws and regulations affecting our industry generally give state and federal regulatory authorities broad discretion in their exercise of supervisory, regulatory and administrative powers. These laws and regulations are intended primarily for the benefit of the members of the health plans. Managed care laws and regulations vary significantly from jurisdiction to jurisdiction and changes are frequently considered and implemented. Likewise, interpretations of these laws and regulations are also subject to change.

Although the provisions of any legislation adopted at the state or federal level can not be accurately predicted at this time, management believes that the ultimate outcome of currently proposed legislation should not have a material adverse effect on the results of our operations in the short-term. Nevertheless, it is possible that future legislation or regulation could have a significant effect on our operations.

Inflation

In recent years, health care cost inflation has exceeded the general inflation rate. To reduce the effect of health care cost inflation on our business operations we have, where possible, increased premium rates and implemented cost control measures in our patient care management and provider contracting. We can not be certain that we will be able to increase future premium rates at a rate that equals or exceeds the health care cost inflation rate or that our other cost control measures will be effective.

2007 Outlook

In 2007, we are expecting our total Health Plan commercial risk membership to ultimately remain approximately flat with 2006 year-end results. We expect Health Plan non-risk membership to be up 5% to 6% compared to 2006 year-end membership. We expect Medicare Advantage (excluding PFFS) membership to grow in the range of 5% to 10% during 2007, and expect Health Plan Medicaid membership to be up over 10% for the year, the majority of which resulting from the acquisition of approximately 31,000 members in our Missouri market in February 2007. In the aggregate, we expect total Health Plan membership to be flat to slightly down in Q1 2007, including the impact of the Medicaid acquisition.

For 2007, we will offer a new Medicare Advantage PFFS plan in 43 states. Through the combined efforts of our various distribution channels, we expect to generate between 90,000 to 100,000 new PFFS members during 2007 with associated revenue of approximately $700 million.

Risk Factors

The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. Further, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Our results of operations may be adversely affected if we are unable to accurately estimate and control future health care costs.

Most of the premium revenue we receive is based upon rates set months before we deliver services. As a result, our results of operations largely depend on our ability to accurately estimate and control future health care costs. We base the premiums we charge, at least in part, on our estimate of expected health care costs over the applicable premium period. Factors that may cause health care costs to exceed our estimates include:

- an increase in the cost of health care services and supplies, including pharmaceuticals;
- higher than expected utilization of health care services;

- periodic renegotiations of hospital, physician and other provider contracts;
- the occurrence of epidemics and catastrophic events;
- changes in the demographics of our members and medical trends affecting them;
- general inflation or economic downturns;
- new mandated benefits or other regulatory changes that increase our costs; and
- other unforeseen occurrences.

In addition, medical liabilities in our financial statements include our estimated reserves for incurred but not reported and reported but not paid claims. The estimates for medical liabilities are made on an accrual basis. We believe that our reserves for medical liabilities are adequate, but we can not assure you of this. Any adjustments to our medical liabilities could adversely affect our results of operations.

Our results of operations will be adversely affected if we are unable to increase premiums to offset increases in our health care costs.

Our results of operations depend on our ability to increase premiums to offset increases in our health care costs. Although we attempt to base the premiums we charge on our estimate of future health care costs, we may not be able to control the premiums we charge as a result of competition, government regulations and other factors. Our results of operations could be adversely affected if we are unable to set premium rates at appropriate levels or adjust premium rates in the event our health care costs increase.

A reduction in the number of members in our health plans could adversely affect our results of operations.

A reduction in the number of members in our health plans could adversely affect our results of operations. Factors that could contribute to the loss of membership include:

- competition in premium or plan benefits from other health care benefit companies;
- reductions in the number of employers offering health care coverage;
- reductions in work force by existing customers;
- our increases in premiums or benefit changes;
- our exit from a market or the termination of a health plan;
- negative publicity and news coverage relating to our company or the managed health care industry generally; and
- catastrophic events, including natural disasters and man-made catastrophes, and other unforeseen occurrences.

Our growth strategy is dependent in part upon our ability to acquire additional managed care businesses and successfully integrate those businesses into our operations.

Part of our growth strategy is to grow through the acquisition of additional health plans and other managed care businesses. Historically, we have significantly increased our revenues through a number of acquisitions. We can not assure you that we will be able to continue to locate suitable acquisition candidates, successfully integrate the businesses we acquire and realize anticipated operational improvements and cost savings. The businesses we acquire also may not achieve our anticipated levels of profitability. Our future growth rate will be adversely affected if we are not able to successfully complete acquisitions.

Competition may limit our ability to attract new members or to increase or maintain our premium rates, which would adversely affect our results of operations.

We operate in a highly competitive environment that may affect our ability to attract new members and increase premium rates. We compete with other health plans for members. We believe the principal factors influencing the choice among health care options are:

- price of benefits offered and cost and risk of alternatives such as self-insurance;
- location and choice of health care providers;
- quality of customer service;

- comprehensiveness of coverage offered;
- reputation for quality care;
- financial stability of the plan; and
- diversity of product offerings.

We compete with other managed care companies that may have broader geographical coverage, more established reputations in our markets, greater market share, larger contracting scale, lower costs and/or greater financial and other resources. We also may face increased rate competition from certain Blue Cross plan competitors that might be required by state regulation to reduce capital surpluses that may be deemed excessive.

Competition in the multi-site, national account business may limit our ability to grow revenues which could adversely affect our results of operations.

First Health competes in a highly competitive environment against other major national managed care companies in its national account customers to provide administrative, network access, and medical management services to large, multi-site, self-insured employers. Among these competitors are Aetna, United Healthcare and "Blue Card" (a joint venture of major Blue Cross plans), all of which have greater resources, brand identity and provider contracting scale compared to First Health or Coventry.

We depend on the services of non-exclusive independent agents and brokers to market our products to employers, and we can not assure you that they will continue to market our products in the future.

We depend on the services of independent agents and brokers to market our managed care products and services, particularly to small employer group members. We do not have long term contracts with independent agents and brokers, who typically are not dedicated exclusively to us and frequently market the health care products of our competitors. We face intense competition for the services and allegiance of independent agents and brokers, and we can not assure you that agents and brokers will continue to market our products in a fair and consistent manner.

Our failure to obtain cost-effective agreements with a sufficient number of providers may result in higher medical costs and a decrease in our membership.

Our future results largely depend on our ability to enter into cost-effective agreements with hospitals, physicians and other health care providers. The terms of those provider contracts will have a material effect on our medical costs and our ability to control these costs. In addition, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will impact the relative attractiveness of our managed care products in those markets, and our ability to contract at competitive rates with our PPO and workers' compensation related providers will affect the attractiveness and profitability of our products in the national account, network rental and workers' compensation businesses.

In some of our markets, there are large provider systems that have a major presence. Some of these large provider systems have operated their own health plans in the past or may choose to do so in the future. These provider systems could adversely affect our product offerings and results of operations if they refuse to contract with us, place us at a competitive disadvantage or use their market position to negotiate contracts that are less favorable to us. Provider agreements are subject to periodic renewal and renegotiations. We can not assure you that these large provider systems will continue to contract with us or that they will contract with us on terms that are favorable to us.

We may incur significant expenses in connection with implementing our new Medicare Advantage Private Fee-For-Service (PFFS) plan, which may have an adverse effect on our near-term operating results.

We received approval from CMS to offer PFFS plans. We have begun to incur expenses to upgrade and improve our infrastructure, technology, and systems to manage our PFFS product. We incurred significant expenses in 2006 as we prepared to provide these PFFS benefits as of January 1, 2007, and will in the future incur additional expenses. In particular, our expenses incurred in connection with the implementation of our PFFS benefits related to the following:

- hiring and training of personnel to establish and manage systems, operations, regulatory relationships, and materials;
- systems development and upgrade costs, including hardware, software and development resources;
- marketing and sales;
- enrolling new members;
- developing and distributing member materials such as ID cards and member handbooks; and
- handling sales inquiry and customer service calls.

Negative publicity regarding the managed health care industry generally or our Company in particular could adversely affect our results of operations or business.

Over the last several years, the managed health care industry has been subject to negative publicity. Negative publicity regarding the managed health care industry generally or our company in particular may result in increased regulation and legislative review of industry practices further increase our costs of doing business and adversely affect our results of operations by:

- requiring us to change our products and services;
- increasing the regulatory burdens under which we operate; or
- adversely affecting our ability to market our products or services.

Negative publicity relating to our company or the managed care industry generally also may adversely affect our ability to attract and retain members.

A failure of our information technology systems could adversely affect our business.

We depend on our information technology systems for timely and accurate information. Failure to maintain effective and efficient information technology systems or disruptions in our information technology systems could cause disruptions in our business operations, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

We conduct business in a heavily regulated industry and changes in laws or regulations or alleged violations of regulations could adversely affect our business and results of operations.

Our business is heavily regulated by federal, state and local authorities. Legislation or other regulatory reform that increases the regulatory requirements imposed on us or that changes the way we currently do business may in the future adversely affect our business and results of operations. Legislative or regulatory changes that could significantly harm us and our subsidiaries include changes that:

- impose increased liability for adverse consequences of medical decisions;
- limit premium levels;
- increase minimum capital, reserves and other financial viability requirements;
- impose fines or other penalties for the failure to pay claims promptly;
- impose fines or other penalties as a result of market conduct reviews;
- prohibit or limit rental access to health care provider networks;
- prohibit or limit provider financial incentives and provider risk-sharing arrangements;
- require health plans to offer expanded or new benefits;
- limit ability of health plans to manage care and utilization due to "any willing provider" and direct access laws that restrict or prohibit product features that encourage members to seek services from contracted providers or through referral by a primary care provider;
- limit contractual terms with providers, including audit, payment and termination provisions;
- implement mandatory third party review processes for coverage denials; and
- impose additional health care information privacy or security requirements.

We also may be subject to governmental investigations or inquiries from time to time. For example in 2004, several companies in the insurance industry have received subpoenas for information from the New York Attorney General and the Connecticut Attorney General with respect to an industry wide investigation into certain insurance brokerage practices, including broker compensation arrangements, bid quoting practices and potential antitrust violations. Insurance regulators in several states, including states in which our subsidiaries are domiciled, have sent letters of inquiry concerning similar matters to the companies subject to their jurisdiction, including our subsidiaries. We have furnished the information requested and have received no further inquiry or comment from the insurance regulatory authorities. The existence of such investigations in our industry could negatively impact the market value of all companies in our industry including our stock price. Any similar governmental investigations of Coventry could have a material adverse effect on our financial condition, results of operations or business or result in significant liabilities to the Company, as well as adverse publicity.

In addition, we are required to obtain and maintain various regulatory approvals to market many of our products. Delays in obtaining or failure to obtain or maintain these approvals could adversely impact our results of operations. Federal, state and local authorities frequently consider changes to laws and regulations that could adversely affect our business. We can not predict the changes that government authorities will approve in the future or assure you that those changes will not have an adverse effect on our business or results of operations.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively affect our business.

We contract with various federal and state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- refunding of amounts we have been paid pursuant to our government contracts;
- imposition of fines, penalties and other sanctions on us;
- loss of our right to participate in various federal programs;
- damage to our reputation in various markets;
- increased difficulty in selling our products and services; and
- loss of one or more of our licenses to act as an insurer or HMO or to otherwise provide a service.

We may be adversely affected by changes in government funding for Medicare and Medicaid.

The federal government and many states from time to time consider altering the level of funding for government healthcare programs, including Medicare and Medicaid. The Deficit Reduction Act of 2006, signed into law on February 8, 2006, included Medicaid cuts of approximately $4.8 billion over 5 years. In addition, proposed regulatory changes would, if implemented, further reduce federal Medicaid funding. We cannot predict future Medicare or Medicaid funding levels or ensure that changes to Medicare or Medicaid funding will not have an adverse effect on our business or results of operations.

We are subject to litigation in the ordinary course of our business, including litigation based on new or evolving legal theories that could adversely affect our results of operations.

Due to the nature of our business, we are subject to a variety of legal actions relating to our business operations including claims relating to:

- our denial of non-covered benefits;
- vicarious liability for medical malpractice claims filed against our providers;
- disputes with our providers alleging RICO and antitrust violations;
- disputes with our providers over reimbursement and termination of provider contracts;
- disputes related to our non-risk business, including actions alleging breach of fiduciary duties, claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;
- disputes over our co-payment calculations;
- customer audits of our compliance with our plan obligations; and
- disputes over payments for out-of-network benefits.

In addition, plaintiffs continue to bring new types of legal claims against managed care companies. Recent court decisions and legislative activity increase our exposure to these types of claims. In some cases, plaintiffs may seek class action status and substantial economic, non-economic or punitive damages. The loss of even one of these claims, if it resulted in a significant damage award, could have an adverse effect on our financial condition or results of operations. In the event a plaintiff was to obtain a significant damage award it may make reasonable settlements of claims more difficult to obtain. We can not determine with any certainty what new theories of recovery may evolve or what their impact may be on the managed care industry in general or on us in particular.

We have, and expect to maintain, liability insurance coverage for some of the potential legal liabilities we may incur. Currently, professional liability and employment practices liability insurance is covered through our captive subsidiary. Potential liabilities that we incur may not, however, be covered by insurance, our insurers may dispute coverage or may be unable to meet their obligations or the amount of our insurance coverage may be inadequate. We can not assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost effective basis, if at all.

Our stock price and trading volume may be volatile.

From time to time, the price and trading volume of our common stock, as well as the stock of other companies in the health care industry, may experience periods of significant volatility. Company-specific issues and developments generally in the health care industry (including the regulatory environment) and the capital markets may cause this volatility. Our stock price and trading volume may fluctuate in response to a number of events and factors, including:

- variations in our operating results;
- changes in the market's expectations about our future operating results;
- changes in financial estimates and recommendations by securities analysts concerning our company or the health care industry generally;
- operating and stock price performance of other companies that investors may deem comparable;
- news reports relating to trends in our markets;
- changes in the laws and regulations affecting our business;
- acquisitions and financings by us or others in our industry; and
- sales of substantial amounts of our common stock by our directors and executive officers or principal stockholders, or the perception that such sales could occur.

Our indebtedness imposes restrictions on our business and operations.

The indentures for our senior notes and bank credit agreement impose restrictions on our business and operations. These restrictions limit our ability to, among other things:

- incur additional debt;
- pay dividends or make other restricted payments;
- create or permit certain liens on our assets;
- sell assets;
- create or permit restrictions on the ability of certain of our restricted subsidiaries to pay dividends or make other distributions to us;
- enter into transactions with affiliates;
- enter into sale and leaseback transactions; and
- consolidate or merge with or into other companies or sell all or substantially all of our assets.

Our ability to generate sufficient cash to service our indebtedness will depend on numerous factors beyond our control.

Our ability to service our indebtedness will depend on our ability to generate cash in the future. Our ability to generate the cash necessary to service our indebtedness is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We can not assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to service our indebtedness or to fund other liquidity needs. In addition, we will be more vulnerable to economic downturns, adverse industry conditions and competitive pressures as a result of our significant indebtedness. We may need to refinance all or a portion of our indebtedness before maturity. We can not assure you that we will be able to refinance any of our indebtedness or that we will be able to refinance our indebtedness on commercially reasonable terms.

A substantial amount of our cash flow is generated by our regulated subsidiaries.

Our regulated subsidiaries conduct a substantial amount of our consolidated operations. Consequently, our cash flow and our ability to pay our debt and fund future acquisitions depends, in part, on the amount of cash that the parent company receives from our regulated subsidiaries. Our subsidiaries' ability to make any payments to the parent company will depend on their earnings, business and tax considerations, legal and regulatory restrictions and economic conditions. Our regulated subsidiaries are subject to HMO and insurance regulations that require them to meet or exceed various capital standards and may restrict their ability to pay dividends or make cash transfers to the parent company. If our regulated subsidiaries are restricted from paying the parent company dividends or otherwise making cash transfers to the parent company, it could have material adverse effect on the parent company's cash flow. For additional information regarding our regulated subsidiaries' statutory capital requirements, see Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Statutory Capital Requirements."

Our certificate of incorporation and bylaws and Delaware law could delay, discourage or prevent a change in control of our Company that our stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws and Delaware law may delay, discourage or prevent a merger, acquisition or change in control involving our company that our stockholders may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. Among other things, these provisions:

- provide for a classified board of directors with staggered three-year terms so that no more than one-third of our directors can be replaced at any annual meeting;
- provide that directors may be removed without cause only by the affirmative vote of the holders of two-thirds of our outstanding shares;
- provide that amendment or repeal of the provisions of our certificate of incorporation establishing our classified board of directors must be approved by the affirmative vote of the holders of three-fourths of our outstanding shares; and
- establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a meeting.

These provisions of our certificate of incorporation and bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock and also could limit the price that investors are willing to pay in the future for shares of our common stock.

Changes in general economic conditions could adversely affect our business and results of operations.

Changes in economic conditions could adversely affect our business and results of operations. The state of the economy could adversely affect our employer group renewal prospects and our ability to collect or increase premiums. The state of the economy could also adversely affect the states' budgets, which could result in the states attempting to reduce payments to Medicaid plans in those states in which we offer Medicaid plans, and increase taxes and assessments on our activities. Although we could attempt to mitigate or cover our exposure from such increased costs through, among other things, increases in premiums, there can be no assurance that we will be able to mitigate or cover all of such costs resulting from any budget cuts in states in which we operate. Although we have attempted to diversify our product offerings to address the changing needs of our membership, the effects of economic conditions could cause our existing membership to seek health coverage alternatives that we do not offer or could result in significant membership loss, lower average premium yields or decreased margins on continuing membership.

Our efforts to capitalize on Medicare business opportunities could prove to be unsuccessful.

Medicare programs represent a significant portion of our business, accounting for approximately 19.2% of our total revenue in 2006 and is expected to exceed 26.0% in 2007. In connection with the passage of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Drug Act") and the Drug Act's implementing regulations adopted in 2005, we have significantly expanded our Medicare health plans, restructured our Medicare program management team and operations to enhance our ability to pursue business opportunities presented by the Drug Act and the Medicare program generally.

Particular risks associated with our providing Medicare Part D prescription drug benefits under the Drug Act include potential uncollectibility of receivables, inadequacy of underwriting assumptions, inability to receive and process information and increased pharmaceutical costs (as well as the underlying seasonality of this business).

In 2007, we expect that our Medicare programs will expand. Specifically, we will be introducing PFFS Medicare Advantage plans, expanding our Medicare Part D prescription drug benefits plans to all states, and enhancing our HMO/PPO product offerings. All of these growth activities require substantial administrative and operational capabilities which we are in the process of developing. If the transition and implementation of these key operational functions does not occur as scheduled, or we are unable to develop administrative capabilities to address the additional needs of our growing Medicare programs, it could have a material adverse effect on our Medicare business and operating results.

In addition, if the cost or complexity of the recent Medicare changes exceed our expectations or prevent effective program implementation, if the government alters or reduces funding of Medicare programs, if we fail to design and maintain programs that are attractive to Medicare participants or if we are not successful in winning contract renewals or new contracts under the Drug Act's competitive bidding process, our current Medicare business and our ability to expand our Medicare operations could be materially and adversely affected, and we may not be able to realize any return on our investments in Medicare initiatives.

Quantitative and Qualitative Disclosures About Market Risk

Under an investment policy approved by our Board of Directors, we invest primarily in marketable U.S. government and agency, state, municipal, mortgage-backed and asset-backed securities and corporate debt obligations that are investment grade. Prior to the acquisition of First Health, our Investment Policy and Guidelines did not permit equity-type investments or fixed income securities that are below investment grade. As described in the notes to the financial statements, we acquired investments in an equipment leasing limited liability company through our acquisition of First Health. The Board approved modifications to our investment guidelines by adopting a permitted exception to allow for such investments if, in our best interest, such investments were not disposed within 90 days after acquisition. We determined it would not be in our best interest to liquidate this investment and therefore the investment in the equipment leasing limited liability company was approved as a permitted exception. We have classified all of our investments as available-for-sale. We are exposed to certain market risks including interest rate risk and credit risk.

We have established policies and procedures to manage our exposure to changes in the fair value of our investments. Our policies include an emphasis on credit quality and the management of our portfolio's duration and mix of securities. We believe our investment portfolio is diversified and currently expect no material loss to result from the failure to perform by the issuers of the debt securities we hold. The mortgage-backed securities are insured by several associations, including Government National Mortgage Administration, Federal National Mortgage Administration and the Federal Home Loan Mortgage Corporation.

We invest primarily in fixed income securities and classify all our investments as available-for-sale. Investments are evaluated on an individual security basis at least quarterly to determine if declines in value are other-than-temporary. In making that determination, we consider all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;
- our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis. The current unrealized loss is almost exclusively the result of interest rate increases and not unfavorable changes in the credit ratings associated with these securities. These investments are not in high risk industries or sectors and we intend to hold these investments for a period of time sufficient to allow for a recovery in market value, which may be maturity. See Note E to our consolidated financial statements in this Form 10-K for more information concerning other-than-temporary impaired investments.

Our investments at December 31, 2006 mature according to their contractual terms, as follows, in thousands (actual maturities may differ because of call or prepayment rights):

As of December 31, 2006	Amortized Cost	Fair Value
Maturities:		
Within 1 year	$ 369,983	$ 369,455
1 to 5 years	380,325	377,011
5 to 10 years	262,409	262,573
Over 10 years	361,737	359,847
Total	$1,374,454	1,368,886
Equity investment		54,078
Total short-term and long-term securities		$1,422,964

Our projections of hypothetical net gains in fair value of our market rate sensitive instruments, should potential changes in market rates occur, are presented below. The projection is based on a model, which incorporates effective duration, convexity and price to forecast hypothetical instantaneous changes in interest rates of positive and negative 100, 200 and 300 basis points. The model only takes into account the fixed income securities in the portfolio and excludes all cash. While we believe that the potential market rate change is reasonably possible, actual results may differ.

(in thousands)

Increase (Decrease) in Fair Value of Portfolio Given an Interest Rate (Decrease) Increase of X Basis Points as of December 31, 2006					
(300)	**(200)**	**(100)**	**100**	**200**	**300**
$101,456	$66,067	$33,501	$(35,098)	$(70,631)	$(105,456)

Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Coventry Health Care, Inc.:

We have audited the accompanying consolidated balance sheets of Coventry Health Care, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coventry Health Care, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Coventry Health Care, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion thereon.

As discussed in Note F to the consolidated financial statements, on January 1, 2006, Coventry Health Care, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

ERNST & YOUNG LLP
Baltimore, Maryland
February 28, 2007

Coventry Health Care, Inc. and Subsidiaries Consolidated Balance Sheets

(in thousands)

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	**$1,370,836**	$ 391,646
Short-term investments	**292,392**	545,615
Accounts receivable, net of allowance of $1,906 and $3,583 as of December 31, 2006 and 2005, respectively	**209,180**	228,028
Other receivables, net	**164,829**	76,462
Deferred income taxes	**59,339**	57,666
Other current assets	**37,806**	26,285
Total current assets	**2,134,382**	1,325,702
Long-term investments	**1,130,572**	1,125,632
Property and equipment, net	**315,105**	351,427
Goodwill	**1,620,272**	1,612,390
Other intangible assets, net	**388,400**	419,352
Other long-term assets	**76,376**	60,669
Total assets	**$5,665,107**	$4,895,172
Liabilities and Stockholders' Equity		
Current liabilities:		
Medical liabilities	**$1,121,151**	$ 752,774
Accounts payable and other accrued liabilities	**460,489**	442,785
Deferred revenue	**60,349**	64,668
Current portion of long-term debt	**10,000**	10,000
Total current liabilities	**1,651,989**	1,270,227
Long-term debt	**750,500**	760,500
Other long-term liabilities	**309,616**	309,742
Total liabilities	**2,712,105**	2,340,469
Stockholders' equity:		
Common stock, $.01 par value; 570,000 authorized 187,630 issued and 159,441 outstanding in 2006 186,253 issued and 162,717 outstanding in 2005	**1,876**	1,863
Treasury stock, at cost; 28,189 in 2006; 23,536 in 2005	**(563,909)**	(299,001)
Additional paid-in capital	**1,571,101**	1,468,176
Accumulated other comprehensive loss	**(3,519)**	(3,743)
Retained earnings	**1,947,453**	1,387,408
Total stockholders' equity	**2,953,002**	2,554,703
Total liabilities and stockholders' equity	**$5,665,107**	$4,895,172

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries Consolidated Statements of Operations

(in thousands, except per share data)

	Years Ended December 31,		
	2006	**2005**	**2004**
Operating revenues:			
Managed care premiums	**$6,857,301**	$5,728,162	$5,198,599
Management services	**876,455**	883,084	113,370
Total operating revenues	**7,733,756**	6,611,246	5,311,969
Operating expenses:			
Medical costs	**5,439,964**	4,550,871	4,185,895
Selling, general and administrative	**1,339,522**	1,182,381	611,801
Depreciation and amortization	**113,267**	86,176	17,602
Total operating expenses	**6,892,753**	5,819,428	4,815,298
Operating earnings	**841,003**	791,818	496,671
Interest expense	**52,446**	58,414	14,301
Other income, net	**107,791**	66,021	44,621
Earnings before income taxes	**896,348**	799,425	526,991
Provision for income taxes	**336,303**	297,786	189,874
Net earnings	**$ 560,045**	$ 501,639	$ 337,117
Net earnings per share:			
Basic earnings per share	**$ 3.53**	$ 3.18	$ 2.55
Diluted earnings per share	**$ 3.47**	$ 3.10	$ 2.48
Weighted average common shares outstanding:			
Basic	**158,601**	157,965	132,188
Effect of dilutive options and restricted stock	**2,833**	3,751	3,696
Diluted	**161,434**	161,716	135,884

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2006, 2005 and 2004
(in thousands)

	Common Stock	Treasury Stock, at Cost	Additional Paid-In Capital	Other Comprehensive Income Accumulated (Loss)	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2003	$1,572	$ (204,274)	$ 565,210	$ 17,838	$ 548,652	$ 928,998
Comprehensive income:						
Net earnings					337,117	337,117
Other comprehensive income:						
Holding loss, net				(15,424)		
Reclassification adjustment				(576)		
						(16,000)
Deferred tax effect				6,164		6,164
Comprehensive income						327,281
Employee stock plans activity	20	10,062	42,907			52,989
Treasury shares acquired		(96,842)				(96,842)
Balance, December 31, 2004	1,592	(291,054)	608,117	8,002	885,769	1,212,426
Comprehensive income:						
Net earnings					501,639	501,639
Other comprehensive income:						
Holding loss, net				(17,413)		
Reclassification adjustment				(2,019)		
						(19,432)
Deferred tax effect				7,687		7,687
Comprehensive income						489,894
Issuance of stock related to First Health acquisition	247		783,943			784,190
Employee stock plans activity	24	9,094	76,116			85,234
Treasury shares acquired		(17,041)				(17,041)
Balance, December 31, 2005	1,863	(299,001)	1,468,176	(3,743)	1,387,408	2,554,703
Comprehensive income:						
Net earnings					560,045	560,045
Other comprehensive income:						
Holding loss, net				(61)		
Reclassification adjustment				429		
						368
Deferred tax effect				(144)		(144)
Comprehensive income						560,269
Employee stock plans activity	13	4,296	102,925			107,234
Treasury shares acquired		(269,204)				(269,204)
Balance, December 31, 2006	**$1,876**	**$ (563,909)**	**$1,571,101**	**$ (3,519)**	**$1,947,453**	**$2,953,002**

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net earnings	**$ 560,045**	$ 501,639	$ 337,117
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization	**113,267**	86,176	17,602
Amortization of stock compensation	**55,197**	21,992	15,488
Deferred income tax (benefit) provision	**(14,908)**	15,094	(2,319)
Other adjustments	**3,011**	5,611	15,032
Changes in assets and liabilities, net of effects of the purchase of subsidiaries:			
Accounts receivable	**21,164**	(101)	(15,158)
Other receivables	**(88,367)**	18,450	(1,735)
Medical liabilities	**368,377**	50,531	63,285
Accounts payable and other accrued liabilities	**63,606**	105,101	46,782
Interest payable	**455**	13,919	—
Other changes in assets and liabilities	**(15,376)**	(13,943)	(22,189)
Net cash from operating activities	**1,066,471**	804,469	453,905
Cash flows from investing activities:			
Capital expenditures, net	**(72,573)**	(71,393)	(14,972)
Proceeds from sales of investments	**1,098,111**	553,711	330,961
Proceeds from maturities of investments	**577,506**	447,422	290,039
Purchases of investments	**(1,420,604)**	(1,273,557)	(807,985)
Payments for acquisitions, net of cash acquired	**(35,392)**	(877,249)	(6,852)
Net cash from investing activities	**147,048**	(1,221,066)	(208,809)
Cash flows from financing activities:			
Proceeds from issuance of stock	**23,023**	24,162	16,184
Payments for repurchase of stock	**(269,204)**	(17,550)	(96,975)
Proceeds from issuance of debt, net	**—**	1,066,495	—
Excess tax benefit from stock compensation	**21,852**	—	—
Repayment of long-term debt	**(10,000)**	(682,500)	—
Net cash from financing activities	**(234,329)**	390,607	(80,791)
Net change in cash and cash equivalents	**979,190**	(25,990)	164,305
Cash and cash equivalents at beginning of period	**391,646**	417,636	253,331
Cash and cash equivalents at end of period	**$ 1,370,836**	$ 391,646	$ 417,636
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 49,745**	$ 36,581	$ 13,853
Income taxes paid, net	**$ 290,763**	$ 221,727	$ 150,311

See accompanying notes to the consolidated financial statements.

Coventry Health Care, Inc. and Subsidiaries Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

A. Organization and Summary of Significant Accounting Policies

Coventry Health Care, Inc. (together with its subsidiaries, the "Company" or "Coventry") is a national managed health care company based in Bethesda, Maryland operating health plans, insurance companies, network rental/managed care services companies, and workers' compensation services companies. The Company provides a full range of risk and fee-based managed care products and services, including HMO, PPO, POS, Medicare Advantage, Medicare Prescription Drug Plans, Medicaid, Workers' Compensation and Network Rental to a broad cross section of individuals, employer and government-funded groups, government agencies, and other insurance carriers and administrators in all 50 states as well as the District of Columbia and Puerto Rico.

Since the Company began operations in 1987 with the acquisition of the American Service Companies entities, including Coventry Health and Life Insurance Company ("CH&L"), the Company has grown substantially through acquisitions. See Note B to these consolidated financial statements for information on the Company's most recent acquisitions.

Significant Accounting Policies

Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its subsidiaries, all of which are 100% owned. All significant inter-company transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Reclassifications—Certain 2005 and 2004 amounts have been reclassified to conform to the 2006 presentation.

Significant Customers—The Company's commercial business is diversified across a large customer base and there are no commercial groups that make up 10% or more of Coventry's managed care premiums. The Company received 21.6%, 11.8% and 10.9% of its managed care premiums for the years ended December 31, 2006, 2005 and 2004, respectively, from the federal Medicare program throughout its various markets. The Company also received 11.1%, 13.2% and 11.7% of its managed care premiums for the years ended December 31, 2006, 2005 and 2004, respectively, from its state-sponsored Medicaid programs throughout its various markets. For the years ended December 31, 2006 and 2005, the State of Missouri accounted for almost half the Company's Medicaid premiums. The Company received 19.3% and 22.1% of its management services revenue from a single customer, Mail Handlers Benefit Plan, for the years ended December 31, 2006 and 2005, respectively. The Company's contract with the Mail Handlers Benefit Plan is up for renewal on December 31, 2007.

Cash and Cash Equivalents—Cash and cash equivalents consist principally of money market funds, commercial paper and certificates of deposit. The Company considers all highly liquid securities purchased with an original maturity of three months or less to be cash equivalents. The carrying amounts of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value.

Investments—The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115—"Accounting for Certain Investments in Debt and Equity Securities" and in accordance with FASB Staff Position Number FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The Company invests primarily in fixed income securities and classifies all of its investments as available-for-sale. Investments are evaluated on an individual security basis at least quarterly to determine if declines in value are other-than-temporary. In making that determination, the Company considers all available evidence relating to the realizable value of a security. This evidence is reviewed at the individual security level and includes, but is not limited to, the following:

- adverse financial conditions of a specific issuer, segment, industry, region or other variables;
- the length of the time and the extent to which the fair value has been less than cost;
- the financial condition and near-term prospects of the issuer;

- the Company's intent and ability to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value;
- elimination or reduction in dividend payments, or scheduled interest and principal;
- rating agency downgrade of a debt security; and
- expected cash flows of a debt security.

Temporary declines in value of investments classified as available-for-sale are netted with unrealized gains and reported as a net amount in a separate component of stockholders' equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in earnings. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Investments with original maturities in excess of three months and less than one year are classified as short-term investments and generally consist of corporate bonds, U.S. Treasury notes and commercial paper. Long-term investments have original maturities in excess of one year and primarily consist of fixed income securities.

Other Receivables—Other receivables include interest receivables, pharmacy rebate receivables, Office of Personnel Management ("OPM") receivables, receivables from providers and suppliers and any other receivables that do not relate to premiums.

Property and Equipment—Property, equipment and leasehold improvements are recorded at cost. In accordance with Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the cost of internally developed software is capitalized and included in property and equipment. We capitalize costs incurred during the application development stage for the development of internal-use software. These costs primarily relate to payroll and payroll-related costs for employees along with costs incurred for external consultants who are directly associated with the internal-use software project. Depreciation is computed using the straight-line method over the estimated lives of the related assets or, if shorter, over the terms of the respective leases.

Long-term Assets—Long-term assets primarily include assets associated with the 401(k) Restoration and Deferred Compensation Plan, senior note issuance costs and reinsurance recoveries. The reinsurance recoveries were obtained with the acquisition of First Health Group Corp. ("First Health") and are related to certain life insurance receivables from a third party insurer for liabilities that have been ceded to that third party insurer.

Business Combinations, Accounting for Goodwill and Other Intangibles—The Company accounts for business combinations, goodwill and other intangibles in accordance with SFAS No. 141—"Business Combinations," SFAS No. 142—"Goodwill and Other Intangible Assets" and SFAS No. 144—"Accounting for the Impairment or Disposal of Long-Lived Assets." Acquired intangible assets are separately recognized upon meeting certain criteria. Such intangible assets include, but are not limited to, trade and service marks, non-compete agreements, customer lists and licenses. An intangible asset that is subject to amortization shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Goodwill and other intangible assets that have indefinite lives are subject to a periodic assessment for impairment by applying a fair-value-based test. The Company considers multiple approaches to identifying the fair value of its goodwill and other intangible assets. Those approaches include the market approach, the market capitalization approach, the income approach and the cost approach. The market approach estimates a business's fair value by analyzing the recent sales of similar companies. The market capitalization approach is based on market value of the Company's total shares outstanding. The income approach is based on the present value of expected future cash flows. The cost approach is based on the cost to reconstruct or replace an asset with another of like utility. As impairment charges occur, write-down charges will be recorded in the period in which the impairment took place. See Note C to consolidated financial statements for disclosure related to intangible assets.

Medical Liabilities and Expense—Medical liabilities consist of actual claims reported but not paid and estimates of health care services incurred but not reported. The estimated claims incurred but not reported are based on historical data, current enrollment, health service utilization statistics and other related information. In determining medical liabilities, the Company employs standard actuarial reserve methods that are specific to each market's membership, product characteristics, geographic territories and provider network. The Company also considers utilization frequency and unit costs of inpatient, outpatient, pharmacy and other medical expenses, as well as claim payment backlogs and the timing of provider reimbursements. The Company also establishes reserves, if required, for the probability that anticipated future health care costs and contract maintenance costs under the group of existing contracts will exceed anticipated future premiums and reinsurance recoveries on those contracts. These accruals are continually monitored and reviewed, and as settlements are made or accruals adjusted, differences are reflected in current operations. Changes in assumptions for medical costs caused by changes in actual experience could cause these estimates to change in the near term.

The following table shows the components of the change in medical liabilities for the years ended December 31, 2006, 2005 and 2004, respectively:

	2006	2005	2004
Medical liabilities, beginning of period	**$ 752,774**	$ 660,475	$ 597,190
Acquisitions[1]	—	41,895	—
Reported Medical Costs			
Current year	**5,570,872**	4,672,009	4,257,942
Prior year developments	**(130,908)**	(121,138)	(72,047)
Total reported medical costs	**5,439,964**	4,550,871	4,185,895
Claim Payments			
Payments for current year	**4,852,359**	4,030,685	3,691,092
Payments for prior year	**542,571**	469,782	431,518
Total claim payments	**5,394,930**	4,500,467	4,122,610
Part D Related Subsidy Liabilities	**323,343**	—	—
Medical liabilities, end of period	**$1,121,151**	$ 752,774	$ 660,475
Supplemental Information:			
Prior year development[2]	**2.9%**	2.9%	2.0%
Current year paid percent[3]	**87.1%**	86.3%	86.7%

[1] *Acquisition balances represent medical liabilities of the acquired company as of the applicable acquisition date.*

[2] *Prior year reported medical costs in the current year as a percentage of prior year reported medical costs.*

[3] *Current year claim payments as a percentage of current year reported medical costs.*

The negative amounts noted as "prior year" medical costs are favorable adjustments for claim estimates being settled for amounts less than originally anticipated. As noted above, these favorable changes from original estimates occur due to changes in medical utilization, mix of provider rates and other components of medical cost trends.

The Medicare Part D related subsidy liabilities identified in the table above represent subsidy amounts received from the Centers for Medicare and Medicaid Services ("CMS") for reinsurance and for cost sharing related to low income individuals. These subsidies are recorded in medical liabilities and we do not recognize premium revenue or claims expense for these subsidies. Following the final settlement in 2007 related to the 2006 plan year, any remaining balances from these subsidy payments will be refunded to CMS.

Other Long-term Liabilities—Other long-term liabilities consist primarily of liabilities associated with the 401(k) Restoration and Deferred Compensation Plan and the deferred tax liabilities associated with both intangible assets and a limited partnership investment.

Comprehensive Income—Comprehensive income includes net income and the unrealized net gains and losses on investment securities. Other comprehensive income is net of reclassification adjustments to adjust for items currently included in net income, such as realized gains and losses on investment securities. The deferred tax benefit for unrealized holding losses arising from investment securities during the years ended December 31, 2006, 2005 and 2004 was $0.02 million, $6.9 million and $6.0 million, respectively. The deferred tax benefit for reclassification adjustments for loss included in net income on investment securities during the year ended December 31, 2006 was $0.2 million. The deferred tax provision for reclassification adjustments for gains included in net income on investment securities during the years ended December 31, 2005 and 2004 was $0.8 million and $0.2 million, respectively.

Revenue Recognition—Managed care premiums are recorded as revenue in the month in which members are entitled to service. Premiums are based on a per subscriber contract rate and the subscribers in the Company's records at the time of billing. Premium billings are generally sent to employers in the month proceeding the month of coverage. Premium billings may be subsequently adjusted to reflect changes in membership as a result of retroactive terminations, additions, or other changes. The Company also receives premium payments from ("CMS") on a monthly basis for its Medicare membership. Membership and category eligibility are periodically reconciled with CMS and such reconciliations could result in adjustments to revenue. The Company also receives premium payments on a monthly basis from the state Medicaid programs with which we contract for the Medicaid members for whom we provide health coverage. Membership and category eligibility are periodically reconciled with the state Medicaid programs and such reconciliations could result in adjustments to revenue. Premiums collected in advance are recorded as deferred revenue. Employer contracts are typically on an annual basis, subject to cancellation by the employer group or by the Company upon 30 days notice.

The Medicare Part D program, which gives beneficiaries access to prescription drug coverage, took effect January 1, 2006. Coventry has been awarded contracts by the Centers for Medicare & Medicaid Services ("CMS") to offer various Medicare Part D plans on a nationwide basis, in accordance with guidelines put forth by the agency. Payments from CMS under these contracts include amounts for premiums, amounts for risk corridor adjustments and amounts for reinsurance and low-income cost subsidies.

The Company recognizes premium revenue ratably over the contract period for providing insurance coverage. Regarding the CMS risk corridor provision, an estimated risk sharing receivable or payable is recognized based on activity-to-date. Activity for CMS risk sharing is accumulated at the contract level and recorded within the consolidated balance sheet in other receivables or other accrued liabilities depending on the net contract balance at the end of the reporting period with corresponding adjustments to premium revenue. Costs for covered prescription drugs are expensed as incurred.

Subsidy amounts received for reinsurance and for cost sharing related to low income individuals are recorded in medical liabilities and will offset medical costs when paid. We do not recognize premium revenue or claims expense for these subsidies as the Company does not incur any risk with this part of the program.

A reconciliation of the final risk sharing, low-income subsidy, and reinsurance subsidy amounts is performed following the end of the contract year. As of December 31, 2006, the CMS risk sharing payable was $32.6 million and is included in accounts payable and other accrued liabilities and the CMS risk sharing receivable was $3.8 million and is included in other receivables. As of December 31, 2006, the subsidy amounts payable totaled $323.3 million and is included in medical liabilities.

The Company has quota share arrangements with two of its Medicare Part D distribution partners. As a result of the quota share sharing arrangements, the Company ceded Medicare Part D premium and medical costs to these partners. The ceded amounts are excluded from the Company's results of operations.

Management services revenue is generally a fixed administrative fee, provided on a predetermined contractual basis or on a percentage-of-savings basis, for access to our health care provider networks and health care management services, for which we do not assume underwriting risk. Percentage of savings revenue is determined using the difference between charges billed by contracted medical providers and the contracted reimbursement rates for the services billed and is recognized based on claims processed. The management services we provide typically include health care provider network management, clinical management, pharmacy benefit management ("PBM"), bill review, claims repricing, fiscal agent services (generally for state entitlement programs), claims processing, utilization review and quality assurance.

The Company enters into performance guarantees with employer groups where it pledges to meet certain standards. These standards vary widely and could involve customer service, member satisfaction, claims processing, claims accuracy, telephone on-hold time, etc. The Company also enters into financial guarantees which can take various forms including, among others, achieving an annual aggregate savings threshold, achieving a targeted level of savings per-member, per-month or achieving overall network penetration in defined demographic markets. For each guarantee, the Company estimates and records performance based revenue after considering the relevant contractual terms and the data available for the performance based revenue calculation. Pro rata performance based revenue is recognized on an interim basis pursuant to the rights and obligations of each party upon termination of the contracts.

Revenue for pharmacy benefit management services in both the Group Health and Medicaid/Public sectors is derived on a pre-negotiated contractual amount per claim. Revenue is recorded when a pharmacy transaction is processed by the Company. The Company does not record any revenue or expense related to the sale of pharmaceuticals. In the Group Health business, revenue associated with pharmacy rebates is recorded based on the contractual rebates received from the formulary less the pre-negotiated rebates paid to clients. No rebate revenue is collected or recorded related to the Company's Medicaid/Public business.

Based on information received subsequent to premium billings being sent, historical trends, bad debt write-offs and the collectibility of specific accounts, the Company estimates, on a monthly basis, the amount of bad debt and future retroactivity and adjusts its revenue and reserves accordingly.

Premiums for services to federal employee groups are subject to audit and review by the OPM on a periodic basis. Such audits are usually a number of years in arrears. Adjustments are recorded as additional information regarding the audits and reviews becomes available. Any differences between actual results and estimates are recorded in the period the audits are finalized.

Contract Acquisition Costs—Costs related to the acquisition of customer contracts, such as commissions paid to outside brokers, are paid on a monthly basis and expensed as incurred. Regarding the Company's new Medicare Private Fee for Service business, we advance funded commissions and have deferred amortization of these costs until 2007, when this new business begins.

Income Taxes—The Company files a consolidated federal tax return for the Company and its subsidiaries. The Company accounts for income taxes in accordance with SFAS No. 109—"Accounting for Income Taxes." The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. See Note G to consolidated financial statements for disclosures related to income taxes.

Earnings Per Share—Basic earnings per share based on the weighted average number of common shares outstanding during the year. Diluted earnings per share assume the exercise of all options and the vesting of all restricted stock using the treasury stock method. Potential common stock equivalents to purchase 0.7 million, 0.2 million and 1.1 million shares for the years ended December 31, 2006, 2005 and 2004, respectively, were excluded from the computation of diluted earnings per share because the potential common stock equivalents were anti-dilutive.

Other Income—Other income includes interest income, net of fees, of approximately $101.5 million, $59.8 million, and $44.1 million for the year ended December 31, 2006, 2005, and 2004, respectively.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued "Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in incomes taxes recognized in the financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial position already taken or expected to be taken in a tax return. For a tax benefit to be recognized, a tax position must be more likely than not to be sustained upon examination by applicable taxing authorities. The benefit recognized is the amount that has a greater than 50% likelihood of being realized upon final settlement of the tax position. FIN 48 was effective for the Company as of January 1, 2007. The change in net assets as a result of applying this pronouncement will be a change in accounting principle with the cumulative effect of the change required to be treated as an adjustment to the opening balance of retained earnings. The Company's evaluation of the impact of adoption of FIN 48 is ongoing, and it is anticipated that the adoption of FIN 48 will not have a material impact on the Company's January 1, 2007 balance of retained earnings.

B. Acquisitions

During the three years ended December 31, 2006, the Company completed two business combinations and one membership purchase. The Company's business combinations are all accounted for using the purchase method of accounting and, accordingly, the operating results of each acquisition have been included in the Company's consolidated financial statements since their effective date of acquisition. The purchase price for each business combination was allocated to the assets, including the identifiable intangible assets, and liabilities based on estimated fair values. The excess of the purchase price over the net identifiable assets acquired was allocated to goodwill. The purchase price of the Company's membership purchases is allocated to identifiable intangible assets and is being amortized over a useful life of ten to twenty years.

The following table summarizes all business combinations and membership purchases for the three years ended December 31, 2006. The purchase price of each business combination includes the payment for net worth and estimated transition costs. The purchase price, inclusive of all retroactive balance sheet settlements to date and transition cost adjustments, is presented below (millions):

	Effective Date	Market	Purchase Price
Business Combinations			
First Health Group Corp. ("First Health")	January 28, 2005	Multiple Markets	$1,695
Provider Synergies, L.L.C. ("Provider Synergies")	January 1, 2006	Multiple Markets	$ 22
Membership Purchase			
OmniCare Health Plan ("OmniCare")	October 1, 2004	Michigan	$ 13

Effective January 28, 2005, the Company completed the acquisition of First Health. First Health is a full service national health benefits services company that serves the group health, workers' compensation and state public program markets. The Company believes the combination of Coventry and First Health creates a leading health benefits company with the size, scale and product breadth to be a market leader with significant growth opportunities. The Company paid a premium (i.e., goodwill) over the fair value of the net tangible and identifiable intangible assets acquired for a number of reasons, including but not limited to:

- significantly expands the Company's geographic presence;
- diversifies the Company's product offerings and client base; and
- significantly increases the Company's fee-based, non-regulated cash flows.

Each outstanding share of First Health common stock was converted into a right to receive $9.375 cash and 0.2687 shares of Coventry common stock. As a result of the merger, the Company paid $863.1 million in cash and issued approximately 24.7 million shares of its common stock to stockholders of First Health. A value of $784.2 million was assigned to the shares issued based on the average closing price of Coventry common stock for the two days before, the day of and the two days after the acquisition announcement date of October 14, 2004.

The total purchase price, including estimated transition costs, for First Health of $1.7 billion was allocated to the assets, including identifiable intangible assets and liabilities based on estimated fair values. The estimated transition costs of $46.4 million include estimated costs for involuntary employee termination of $25.6 million, of which $24.8 million has been paid, estimated costs for exiting certain leased building space of $10.0 million, of which $5.6 million has been paid, and other transition cost accruals of which all has been paid. Deferred tax liabilities associated with the acquisition were $168.4 million. The following table lists the assigned value of the intangible assets as of the acquisition date (in millions) and the associated amortization period:

	Estimated Fair Value	**Amortization Period (Yrs)**
Goodwill	$1,323.3	
Unamortized tradename	85.8	
Customer lists	272.5	10
Provider network	52.5	20
Amortized tradename	1.2	4
Total intangible assets	$1,735.3	

The Company has allocated the excess purchase price over the fair value of the net assets acquired of approximately $1.3 billion to goodwill. The acquired goodwill is not deductible for income tax purposes. The intangible assets acquired, which are subject to amortization, consist of customer lists, tradenames, and a provider network and have a weighted-average useful life of approximately 10.8 years. The following table lists the Company's estimate of the fair value of the tangible assets and liabilities as of the acquisition date (in millions):

Cash, cash equivalents, investments	$ 170.8
Property, equipment, capitalized software, other assets	493.7
Medical costs payable	(41.8)
Other current liabilities	(148.9)
Long-term debt	(200.0)
Other long-term liabilities	(145.5)
Net tangible assets acquired	$ 128.3

The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of First Health have been included in the Company's consolidated financial statements since January 28, 2005, the date of acquisition. The following unaudited pro forma condensed consolidated results of operations assumes the First Health acquisition occurred on January 1, 2005 and 2004 (in millions, except per share data):

	Year ended December 31,	
(Pro forma unaudited)	**2005**	**2004**
Operating revenues	$6,674.6	$6,192.7
Net earnings	$ 507.9	$ 428.5
Earnings per share, basic	$ 3.18	$ 2.73
Earnings per share, diluted	$ 3.11	$ 2.67

The pro forma amounts represent historical operating results of the Company and First Health and include the pro forma effect of Coventry shares issued in the acquisition, the amortization of finite lived intangible assets arising from the purchase price allocation, interest expense related to financing the acquisition and the associated income tax effects of the pro forma adjustments. The 2004 pro forma amounts assume that debt pay down and debt cost write-offs related to debt refinancing would have occurred at the same period in 2004 as they occurred in 2005. The pro forma amounts exclude material, nonrecurring items including the expense related to the purchase of outstanding options of $27.2 million net of tax. The pro forma amounts are presented for comparison purposes and are not necessarily indicative of the operating results that would have occurred if the acquisition had been completed at the beginning of the periods presented nor are they necessarily indicative of operating results in future periods.

Effective January 1, 2006, the Company completed the acquisition of Provider Synergies, L.L.C. ("Provider Synergies"), an Ohio limited liability company. Provider Synergies manages preferred drug lists and negotiates rebates on behalf of state government and commercial clients. The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of Provider Synergies have been included in the Company's consolidated financial statements since the date of acquisition. The pro forma effects of this acquisition were not material to the Company's consolidated financial statements.

C. Goodwill And Other Intangible Assets

Goodwill and other intangible assets consist of costs in excess of the fair value of the net tangible assets of subsidiaries or operations acquired through December 31, 2006.

Goodwill

The Company completed its impairment test of goodwill and has determined that there was no impairment of goodwill as of October 1, 2006, the Company's annual impairment test date. The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 were as follows (in thousands):

	Health Plans	First Health	Total
Balance, December 31, 2004	$280,615	$ —	$ 280,615
Acquisition of First Health	—	1,331,941	1,331,941
Impairment loss	—	—	—
Other adjustments	(166)	—	(166)
Balance, December 31, 2005	280,449	1,331,941	1,612,390
Acquisition of Provider Synergies	—	16,736	16,736
Impairment loss	—	—	—
Other adjustments	(195)	(8,659)	(8,854)
Balance, December 31, 2006	**$280,254**	**$1,340,018**	**$1,620,272**

Other Intangible Assets

The other intangible asset balances are as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
As of December 31, 2006				
Amortized other intangible assets:				
Customer Lists	**$313,496**	**$66,094**	**$247,402**	**3–15 Years**
HMO Licenses	**12,600**	**5,291**	**$ 7,309**	**15–20 Years**
Provider Network	**52,500**	**5,031**	**$ 47,469**	**20 Years**
Trade Name	**1,200**	**880**	**$ 320**	**3 Years**
Total amortized other intangible assets	**$379,796**	**$77,296**	**$302,500**	
Unamortized other intangible assets:				
Trade Names	**$ 85,900**	**$ —**	**$ 85,900**	—
Total unamortized other intangible assets	**$ 85,900**	**$ —**	**$ 85,900**	
Total other intangible assets	**$465,696**	**$77,296**	**$388,400**	
As of December 31, 2005				
Amortized other intangible assets:				
Customer Lists	$309,080	$34,598	$274,482	10–15 Years
HMO Licenses	12,600	4,649	$ 7,951	15–20 Years
Provider Network	52,500	2,406	$ 50,094	20 Years
Trade Name	1,200	275	$ 925	4 Years
Total amortized other intangible assets	$375,380	$41,928	$333,452	
Unamortized other intangible assets:				
Trade Names	$ 85,900	$ —	$ 85,900	—
Total unamortized other intangible assets	$ 85,900	$ —	$ 85,900	
Total other intangible assets	$461,280	$41,928	$419,352	

Other intangible amortization expense for the years ended December 31, 2006, 2005 and 2004 was $35.4 million, $31.1 million and $2.7 million, respectively. The increase in other intangible assets and the related amortization is a result of the other intangible assets obtained with the acquisition of First Health. Estimated intangible amortization expense is $34.3 million for the year ending December 31, 2007, $33.9 million for the year ending December 31, 2008, $32.4 million for the year ending December 31, 2009, $32.2 million for the year ending December 31, 2010 and $32.1 million for the year ending December 31, 2011. The weighted-average amortization period is approximately 11 years for other intangible assets.

D. Property And Equipment

Property and equipment is comprised of the following (in thousands):

	December 31, 2006	December 31, 2005	Depreciation Period
Land	**$ 23,864**	$ 23,864	—
Buildings and leasehold improvements	**123,387**	115,691	5–40 Years
Developed software	**134,818**	131,140	1–9 Years
Equipment	**246,830**	217,898	3–7 Years
Sub-total	**528,899**	488,593	
Less accumulated depreciation and amortization	**(213,794)**	(137,166)	
Property and equipment, net	**$ 315,105**	$ 351,427	

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $77.9 million, $55.1 million and $14.9 million, respectively. Included in the depreciation expense for the year ended December 31, 2006, 2005 and 2004 is $26.9 million, $13.1 million and $0, respectively, of expense for developed software. The increase in depreciation expense in 2005 was a result of the property and equipment obtained with the acquisition of First Health.

E. Investments

The Company considers all of its investments as available-for-sale securities and, accordingly, records unrealized gains and losses, except for those determined to be other-than-temporary impairments, as other comprehensive income (loss) in the stockholders' equity section of its consolidated balance sheets.

The amortized cost, gross unrealized gain or loss and estimated fair value of short-term and long-term investments by security type were as follows at December 31, 2006 and 2005 (in thousands):

	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
As of December 31, 2006				
State and municipal bonds	**$ 515,399**	**$3,520**	**$ (3,515)**	**$ 515,404**
US Treasury & agency securities	**108,928**	**303**	**(827)**	**108,404**
Mortgage-backed securities	**233,670**	**687**	**(3,060)**	**231,297**
Asset-backed securities	**64,730**	**223**	**(760)**	**64,193**
Corporate debt and other securities	**451,727**	**825**	**(2,964)**	**449,588**
	$1,374,454	**$5,558**	**$ (11,126)**	**$1,368,886**
Equity investment				**54,078**
				$1,422,964
As of December 31, 2005				
State and municipal bonds	$ 502,166	$3,811	$ (3,585)	$ 502,392
US Treasury & agency securities	125,231	271	(1,073)	124,429
Mortgage-backed securities	183,989	384	(2,832)	181,541
Asset-backed securities	78,203	439	(951)	77,691
Corporate debt and other securities	736,342	1,411	(4,233)	733,520
	$1,625,931	$6,316	$ (12,674)	$1,619,573
Equity investment				51,674
				$1,671,247

The amortized cost and estimated fair value of short-term and long-term investments by contractual maturity were as follows at December 31, 2006 and December 31, 2005 (in thousands):

	Amortized Cost	Fair Value
As of December 31, 2006		
Maturities:		
Within 1 year	**$ 369,983**	**$ 369,455**
1 to 5 years	**380,325**	**377,011**
5 to 10 years	**262,409**	**262,573**
Over 10 years	**361,737**	**359,847**
Total	**$1,374,454**	**1,368,886**
Equity investment		**54,078**
Total short-term and long-term securities		**$1,422,964**
As of December 31, 2005		
Maturities:		
Within 1 year	$ 625,864	$ 625,481
1 to 5 years	405,591	401,310
5 to 10 years	256,240	256,752
Over 10 years	338,236	336,030
Total	$1,625,931	$1,619,573
Equity investment		51,674
Total short-term and long-term securities		$1,671,247

Gross investment gains of $0.2 million and gross investment losses of $0.7 million were realized on sales of investments for the year ended December 31, 2006. This compares to gross investment gains of $3.0 million and gross investment losses of $1.1 million on these sales for the year ended December 31, 2005, and gross investment gains of $2.0 million and gross investment losses of $1.3 million on these sales for the year ended December 31, 2004.

The following table shows the Company's investments' gross unrealized losses and fair value, at December 31, 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

	Less than 12 months		12 months or more		Total	
Description of Securities	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
State and municipal bonds	$ 67,946	$(275)	$202,848	$ (3,240)	$270,794	$ (3,515)
US Treasury & agency securities	25,535	(77)	57,171	(750)	82,706	(827)
Mortgage-backed securities	40,021	(140)	126,151	(2,920)	166,172	(3,060)
Asset-backed securities	12,909	(26)	33,239	(734)	46,148	(760)
Corporate debt and other securities	9,045	(46)	123,032	(2,918)	132,077	(2,964)
Total	$155,456	$(564)	$542,441	$(10,562)	$697,897	$(11,126)

The unrealized loss reflected on each category of the Company's investments is almost exclusively the result of interest rate increases subsequent to the purchase of the investments and not deteriorating credit quality. The Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity. As a result, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

Through its acquisition of First Health on January 28, 2005, the Company acquired eight separate investments (tranches) in a limited liability company that invests in equipment that is leased to third parties. The total investment as of December 31, 2006 was $54.1 million and is accounted for using the equity method. The Company's proportionate share of the partnership's income since the date of the acquisition was $6.7 and $4.6 million for the periods ended December 31, 2006 and 2005, respectively, and is included in other income. The Company has between a 20% and 25% interest in the limited partners share of each individual tranche of the partnership (approximately 10% of the total partnership).

F. Stock-Based Compensation

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123R") which requires that compensation costs related to share-based payment transactions be recognized in financial statements. SFAS 123R eliminates the alternative to use the intrinsic method of accounting provided for in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," which generally resulted in no compensation expense recorded in the financial statements related to the grant of stock options to employees if certain conditions were met.

Effective January 1, 2006, the Company adopted SFAS 123R using the modified prospective method. Under this method, the fair value of awards granted after the date of adoption and the unvested portion of previously granted awards outstanding at the date of adoption are included in operating expenses over the vesting period during which an employee provides service in exchange for the award. In accordance with the modified prospective method, prior period amounts presented herein have not been restated to reflect the adoption of SFAS 123R.

As a result of adopting SFAS 123R, the Company recorded $30.7 million of compensation expense related to stock options, or $18.8 million after-tax, in its statement of operations for the year ended December 31, 2006. As required in prior years under APB No. 25, the Company recognized forfeitures related to stock awards as they occurred. SFAS 123R requires an entity to estimate expected forfeitures at the grant date. As a result, the Company recorded a favorable $0.5 million ($0.3 million after-tax) cumulative effect of a change in accounting principle upon the adoption of SFAS 123R as it relates to estimated forfeitures. This one time benefit applies to compensation cost recognized in prior periods for awards that are unvested on the adoption date and represents an estimate of the number of outstanding instruments upon adoption of SFAS 123R for which the requisite service is not expected to be rendered. The net increase of SFAS 123R for stock-based compensation expense reduced both basic and diluted earnings per share by $0.11 for year ended December 31, 2006. In accordance with SFAS 123R, the Company estimates forfeitures and is recognizing compensation expense only for those share-based awards that are expected to vest.

In accordance with SFAS 123R, for the period beginning January 1, 2006, excess tax benefits from stock awards are presented as financing cash flows. The excess tax benefits totaled $21.9 million for the year ended December 31, 2006. Such benefits were $38.0 million and $21.4 million for the years ended December 31, 2005 and 2004, respectively, and are presented as a component of operating cash flows.

As of December 31, 2006, the Company had one stock incentive plan, the Amended and Restated 2004 Stock Incentive Plan (the "Stock Incentive Plan") under which shares of the Company's common stock were authorized for issuance to key employees, consultants and directors in the form of stock options, restricted stock and other stock-based awards. In May 2006, the Stock Incentive Plan was amended to increase the number of shares authorized for issuance by an additional 9.0 million shares. Shares available for issuance under the Stock Incentive Plan were 9.9 million as of December 31, 2006.

Stock Options

Under the Stock Incentive Plan, the terms and conditions of option grants are established on an individual basis with the exercise price of the options being equal to not less than 100% of the fair value of the underlying stock at the date of grant. Options generally become exercisable after one year in 25% increments per year and expire ten years from the date of grant. At December 31, 2006, the Stock Incentive Plan had outstanding options representing 11.3 million shares of common stock.

The following table summarizes stock option activity for the year ended December 31, 2006:

	Shares (in thousands)	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2006	10,511	$29.52	
Granted	2,650	$51.21	
Exercised	(1,356)	$16.42	
Cancelled and expired	(504)	$34.66	
Outstanding at December 31, 2006	**11,301**	**$35.56**	**$167,613**
Exercisable at December 31, 2006	**4,445**	**$24.42**	**$114,160**

The Company has elected to continue to use the Black-Scholes-Merton option pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The Company will reconsider use of the Black-Scholes-Merton model if additional information becomes available in the future that indicates another model would be more appropriate, or if grants issued in future periods have characteristics that cannot be reasonably estimated using this model.

The following weighted-average assumptions were used for option grants:

	2006	2005	2004
Dividend yield	**0.0%**	0.0%	0.0%
Risk-free interest rate	**4.9%**	3.8%	3.9%
Expected volatility	**33.5%**	32.0%	41.2%
Expected life (in years)	**4.0**	4.2	5.0

The Company has not paid dividends in the past nor does it expect to pay dividends in the future. As such, the Company used a dividend yield percentage of zero. The Company uses a risk-free interest rate consistent with the yield available on a U.S. Treasury note with a term equal to the expected term of the underlying grants. The expected volatility was estimated based upon a blend of the implied volatility of the Company's tradeable options and the historical volatility of the Company's share price. The expected life was estimated based upon exercise experience of option grants made in the past to Company employees.

The Black-Scholes-Merton weighted-average value of options granted was $ 17.24, $14.96 and $13.37 per share for the years ended December 31, 2006, 2005 and 2004, respectively. The total intrinsic value of options exercised was $52.4 million, $83.8 million and $50.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, there was $73.1 million of total unrecognized compensation cost (net of expected forfeitures) related to nonvested stock option grants which is expected to be recognized over a weighted average period of 2.6 years.

Information with respect to stock options outstanding and stock options exercisable at December 31, 2006 was as follows:

	Options Outstanding (in thousands)			Options Exercisable (in thousands)	
Range of Exercise Prices	Number Outstanding at 12/31/06	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/06	Weighted Average Exercise Price
$ 2.22–$31.80	**2,963**	5.1	$14.67	**2,314**	$12.56
$31.80–$47.14	**3,627**	7.7	$34.11	**1,538**	$33.02
$47.14–$48.25	**2,307**	8.5	$47.90	**561**	$47.91
$48.25–$59.01	**2,404**	9.4	$51.67	**32**	$56.96
$ 2.22–$59.01	**11,301**	7.5	$35.56	**4,445**	$24.42

Restricted Stock Awards

The value of the restricted shares is amortized over various vesting periods through 2010. The Company recorded compensation expense related to restricted stock grants, including restricted stock granted in prior periods, of approximately $25.0 million, $21.9 million and $15.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The total unrecognized compensation cost related to the restricted stock was $39.9 million at December 31, 2006, and is expected to be recognized over a weighted average period of 2.4 years. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $36.1 million, $42.7 million and $ 29.4 million, respectively.

The following table summarizes restricted stock award activity for the year ended December 31, 2006:

	Shares (in thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested, January 1, 2006	**1,769**	**$38.96**
Granted	**309**	**$50.75**
Vested	**(689)**	**$30.17**
Forfeited	**(111)**	**$45.69**
Nonvested, December 31, 2006	**1,278**	**$40.91**

Pro Forma Disclosures

The following table illustrates the effect on net earnings and earnings per common share ("EPS") as if we had applied the fair value recognition provisions of SFAS 123 to stock-based compensation during the years ended December 31, 2005 and 2004 (in thousands, except per share amounts):

	Year Ended December 31,	
	2005	2004
Net earnings, as reported	$501,639	$337,117
Add: Stock-based employee compensation expense included in reported net earnings, net of tax	13,635	9,603
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(29,033)	(18,383)
Net earnings, pro forma	$486,241	$328,337
EPS, basic—as reported	$ 3.18	$ 2.55
EPS, basic—pro forma	$ 3.08	$ 2.48
EPS, diluted—as reported	$ 3.10	$ 2.48
EPS, diluted—pro forma	$ 3.02	$ 2.42

G. Income Taxes

The provision (benefit) for income taxes consisted of the following (in thousands):

	Years ended December 31,		
	2006	2005	2004
Current provision:			
Federal	**$314,219**	$245,304	$175,671
State	**36,992**	37,388	16,522
Deferred (benefit) provision:			
Federal	**(13,510)**	17,815	(3,908)
State	**(1,398)**	(2,721)	1,589
Income Tax Provision Expense	**$336,303**	$297,786	$189,874

The Company's effective tax rate differs from the federal statutory rate of 35% as a result of the following:

	Years ended December 31,		
	2006	**2005**	**2004**
Statutory federal tax rate	**35.00%**	35.00%	35.00%
Effect of:			
State income taxes, net of federal benefit	**2.71%**	2.85%	2.48%
Release of state NOL valuation allowance	**—**	—	(0.16%)
Tax exempt investment income	**(0.60%)**	(0.59%)	(0.76%)
Remuneration disallowed	**0.35%**	0.17%	0.49%
Other	**0.06%**	(0.18%)	(1.02%)
Income tax provision (benefit)	**37.52%**	37.25%	36.03%

The effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below (in thousands):

	December 31,	
	2006	**2005**
Deferred tax assets:		
Net operating loss carryforward	**$ 22,228**	$ 21,751
Deferred compensation	**32,791**	27,086
Deferred revenue	**3,621**	3,901
Medical liabilities	**10,094**	6,868
Accounts receivable	**898**	6,286
Other accrued liabilities	**35,233**	38,400
Other assets	**5,867**	3,663
Unrealized loss on securities	**2,048**	2,615
Gross deferred tax assets	**112,780**	110,570
Less valuation allowance	**—**	—
Deferred tax asset	**112,780**	110,570
Deferred tax liabilities:		
Other liabilities	**(339)**	11,346
Depreciation	**(32,009)**	(29,117)
Intangibles	**(125,084)**	(132,797)
Internally developed software	**(15,520)**	(22,192)
Tax benefit of limited partnership investment	**(63,707)**	(79,361)
Gross deferred tax liabilities	**(236,659)**	(252,121)
Net deferred tax liability[1]	**$(123,879)**	$(141,551)

[1] Includes $59.4 million and $57.7 million classified as current assets at December 31, 2006 and 2005, respectively, and $(183.3) million and ($199.3) million classified as noncurrent liabilities at December 31, 2006 and 2005, respectively.

At December 31, 2006, the Company had approximately $75 million of federal and $177 million of state tax net operating loss carryforwards. The Federal net operating losses were primarily acquired through various acquisitions. The net operating loss carryforwards can be used to reduce future taxable income and expire over varying periods through the year 2026.

There is no valuation allowance for the 2006 and 2005 deferred tax assets as the Company believes that the realization of the deferred tax assets, including net operating losses, is more likely than not due to the future reversals of existing taxable temporary differences.

Current income taxes payable of $84.1 million and $46.3 million are included in "other accrued liabilities" on the consolidated balance sheets as of December 31, 2006 and December 31, 2005, respectively.

H. Employee Benefit Plans

Stock Incentive Plan

As of December 31, 2006, the Company had one stock incentive plan, the Amended and Restated 2004 Stock Incentive Plan (the "Stock Incentive Plan") under which shares of the Company's common stock were authorized for issuance to key employees, consultants and directors in the form of stock options, restricted stock and other stock-based awards. In May 2006, the Stock Incentive Plan was amended to increase the number of shares authorized for issuance by an additional 9.0 million shares.

The Stock Incentive Plan is authorized to grant either incentive stock options or nonqualified stock options, stock appreciation rights, restricted stock and other stock-based awards at the discretion of the Compensation and Benefits Committee of the Board of Directors. Shares available for issuance under the Stock Incentive Plan were 9.9 million and 3.5 million as of December 31, 2006 and 2005, respectively. For more information regarding the Company's stock-based compensation, please refer to Note F, Stock-Based Compensation.

Employee Stock Purchase Plan

Effective January 1, 2006, the Company terminated the Employee Stock Purchase Plan. The Company's Employee Stock Purchase Plan, implemented in 1994, allowed substantially all employees who meet length of service requirements to set aside a portion of their salary for the purchase of the Company's common stock. At the end of each plan year, the Company issued the stock to participating employees at an issue price equal to 85% of the lower of the stock price at the end of the plan year or the average stock price, as defined in the plan. The Company issued 86,800 and 38,900 shares in 2005 and 2004, respectively.

Employee Retirement Plans

As of December 31, 2006, the Company had one defined contribution retirement plan qualifying under the Internal Revenue Code Section 401(k): the Coventry Health Care, Inc. Retirement Savings Plan (the "Savings Plan"). All employees of Coventry Health Care, Inc. and employees of its subsidiaries can elect to participate in the Savings Plan. T. Rowe Price is the custodial trustee of all Savings Plan assets, participant loans and the Coventry Health Care, Inc. common stock in the Savings Plan.

Under the Savings Plan, participants may defer up to 75% of their eligible compensation, limited by the maximum compensation deferral amount permitted by applicable law. The Company makes matching contributions in the Company's common stock equal to 100% of the participant's contribution on the first 3% of the participant's eligible compensation and equal to 50% of the participant's contribution on the second 3% of the participant's eligible compensation. Participants will vest in the Company's matching contributions in 50% increments annually on their anniversary date over a period of two years of service with the Company. Effective January 1, 2006, the Savings Plan was amended to provide 100% vesting for all employer matching contributions made after January 1, 2006. The Savings Plan permits divestiture, whereby employees with three or more years of service were eligible to sell the employer match portion of the Coventry common stock in their accounts, during certain times of the year, and transfer the proceeds to other Coventry 401(k) funds of their choosing. All costs of the Savings Plan are funded by the Company and participants as they are incurred.

The Company previously had other 401(k) plans that it sponsored. These plans arose from acquisitions of other companies and these plans have either since been terminated or merged into the Savings Plan. The cost of the Savings Plan, including the acquired plans, for 2006, 2005 and 2004 was approximately $18.9 million, $14.5 million, and $6.3 million, respectively.

401(k) Restoration and Deferred Compensation Plan

As of December 31, 2006, the Company was the sponsor of a 401(k) Restoration and Deferred Compensation Plan ("RESTORE"), currently known as the Coventry Health Care, Inc. 401(k) Restoration and Deferred Compensation Plan. Under the RESTORE, participants may defer up to 15% of their base salary and up to 100% of any bonus awarded. Effective January 1, 2006, the RESTORE was amended to enable participants to defer up to 75% of their base salary. The Company makes matching contributions equal to 100% of the participant's contribution on the first 3% of the participant's compensation and 50% of the participant's contribution on the second 3% of the participant's compensation. Participants vest in the Company's matching contributions ratably over two years. All costs of the RESTORE are funded by the Company as they are incurred.

The cost, principally employer matching contributions, of the RESTORE charged to operations for 2006, 2005 and 2004 was $1.2 million, $1.1 million and $1.0 million, respectively.

Executive Retention Plans

As of December 31, 2005, the Company was the sponsor of two deferred compensation plans that were designed to promote the retention of key senior management and to recognize their strategic importance to the Company. During 2006, these plans were settled and paid out in cash and a new plan was created with similar design features. The fixed dollar and stock equivalent allocations charged to operations for these plans were $5.0 million, $15.6 million, and $11.6 million in 2006, 2005 and 2004, respectively, and the liability for these plans was $1.2 million and $37.0 million at December 31, 2006 and 2005, respectively.

I. Debt

The Company's outstanding debt was as follows at December 31, 2006 and 2005 (in thousands):

	December 31,	
	2006	**2005**
8.125% Senior notes due 2/15/12	**$170,500**	$170,500
5.875% Senior notes due 1/15/12	**250,000**	250,000
6.125% Senior notes due 1/15/15	**250,000**	250,000
5-year Term loan	**90,000**	100,000
Total Debt	**$760,500**	$770,500

On February 1, 2002, the Company completed a transaction to sell $175.0 million original 8.125% senior notes due February 15, 2012 in a private placement. These senior notes were then registered with the Securities and Exchange Commission. Interest on the notes is payable on February 15 and August 15 each year. In August 2003, the Company repurchased a portion of its senior notes with a face value of $4.5 million and a weighted average premium of 8.9%. The carrying value of the senior notes is equal to the face value and the fair value is based on the quoted market prices. As of December 31, 2006, the fair value of the 8.125% senior notes was $176.5 million. See Note Q for subsequent event information related to these senior notes.

On January 28, 2005, the Company completed the private placement of $250 million aggregate principal amount of 5 7/8% senior notes due 2012 and $250 million aggregate principal amount of 6 1/8% senior notes due 2015. These senior notes have since been exchanged and are now registered with the Securities and Exchange Commission. The senior notes are general unsecured obligations of the Company and rank equal in right of payment to all of the Company's existing and future senior debt, including its 8 1/8% senior notes due 2012 and its new credit facilities as described below. As of December 31, 2006, the fair value of the 5 7/8% senior notes and the 6 1/8% senior notes was $245.6 million and $247.2 million, respectively.

On January 28, 2005, the Company also entered into senior, unsecured credit facilities consisting of a $300 million five-year term loan and a $150 million five-year revolving credit facility, of which $65 million was drawn at closing. The proceeds from the sale of the senior notes and the credit facilities were used to finance the acquisition of all of First Health's outstanding common stock, refinance the existing indebtedness of First Health and pay related transaction fees and expenses. During the six months ended June 30, 2005, the Company made non-scheduled payments of $140.0 million and a scheduled repayment of $7.5 million on the credit facilities leaving a balance of $217.5 million.

On June 30, 2005, the Company entered into new credit facilities providing for a five-year revolving credit facility in the principal amount of $350 million, of which $117.5 million was drawn at closing, and a five-year term loan in the principal amount of $100 million. The new term loan facility requires regularly scheduled annual payments of principal in the amount of $10 million per year. The first payment under this agreement was made during the quarter ended June 30, 2006. Unless terminated earlier, the revolving credit facility will mature five years after closing and is payable in full upon its maturity on the termination date. The Company used the net proceeds of the borrowings under the new credit facilities to pay down and terminate its original term loan and revolving credit facility. On July 29, 2005, the Company paid off the outstanding balance of $117.5 million on its revolving credit facility.

During the quarter ended June 30, 2005, as a result of the refinancing, the Company wrote off $5.4 million of deferred financing costs related to the original credit facilities.

Loans under the new credit facilities bear interest at a margin or spread in excess of either (1) the one-, two-, three-, six-, nine-, or twelve-month rate for Eurodollar deposits (the "Eurodollar Rate") or (2) the greater of the federal funds rate plus 0.5% or the base rate of the Administrative Agent ("Base Rate"), as selected by the Company. The margin or spread depends on the Company's non-credit-enhanced long-term senior unsecured debt ratings and varies from 0.450% to 1.750% for Eurodollar Rate advances and from 0.000% to 0.500% for Base Rate advances.

The Company's senior notes and credit facilities require compliance with specified financial ratios and contain certain covenants and restrictions regarding incurring additional debt, limiting dividends or other restricted payments, restricting transactions with affiliates, disposing of assets and consolidations or mergers. The Company has complied with all ratios and covenants under the senior notes and credit facilities.

As of December 31, 2006, the aggregate maturities of debt based on their contractual terms, are as follows (in thousands):

2007	$ 10,000
2008	10,000
2009	10,000
2010	60,000
2011	—
Thereafter	670,500
Total	$760,500

J. Commitments and Contingencies

As of December 31, 2006, the Company is contractually obligated to make the following minimum lease payments within the next five years and thereafter (in thousands):

	Lease Payments	Sublease Income	Net Lease Payments
2007	$ 26,993	$(1,716)	$ 25,277
2008	25,842	(1,480)	24,362
2009	21,691	(1,351)	20,340
2010	16,532	(1,073)	15,459
2011	14,047	(1,073)	12,974
Thereafter	20,302	(1,436)	18,866
Total	$125,407	$(8,129)	$117,278

The Company operates in leased facilities with original lease terms of up to thirteen years with options for renewal. Total rent expense was $30.3 million, $30.2 million and $19.0 million, for the years ended December 31, 2006, 2005 and 2004, respectively.

Legal Proceedings

In the normal course of business, the Company has been named as a defendant in various legal actions such as actions seeking payments for claims denied by the Company, medical malpractice actions, employment related claims and other various claims seeking monetary damages. The claims are in various stages of proceedings and some may ultimately be brought to trial. Incidents occurring through December 31, 2006 may result in the assertion of additional claims. The Company maintains general liability, professional liability and employment practices liability insurances in amounts that it believes are appropriate, with varying deductibles for which it maintains reserves. The professional liability and employment practices liability insurances are carried through its captive subsidiary. Although the results of pending litigation are always uncertain, we do not believe the results of such actions currently threatened or pending, including those described below, will individually or in the aggregate, have a material adverse effect on our consolidated financial position or results of operations.

The Company is a defendant in the provider track of the In Re: Managed Care Litigation filed in the United States District Court for the Southern District of Florida, Miami Division, Multi-District Litigation ("MDL"), No. 1334, in the action captioned, Charles B. Shane., et al., vs. Humana, Inc., et al. This lawsuit was filed by a group of physicians as a class action against Coventry and nine other companies in the managed care industry. The plaintiffs alleged violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), conspiracy to violate RICO and aiding and abetting a scheme to violate RICO. In addition to these federal law claims, the complaint included state law claims for breach of contract, violations of various state prompt payment laws and equitable claims for unjust enrichment and quantum meruit. The trial court dismissed several of the state law claims and ordered all physicians who had an arbitration provision in their provider contracts to submit their direct RICO claims and their remaining state law claims to arbitration. As a consequence of this ruling, the plaintiffs who had arbitration provisions voluntarily dismissed their claims that were subject to arbitration. In its order, the trial court also held that the plaintiffs' claims of (1) conspiracy to violate RICO and (2) aiding and abetting violations of RICO were not subject to arbitration. The trial court then certified various subclasses of plaintiffs with respect to these two federal law claims.

Seven defendants have entered into settlement agreements with the plaintiffs, which have received final approval from the trial court. On June 16, 2006, the trial court filed an order in the Shane lawsuit which granted summary judgment on all claims in favor of the Company. The trial court also granted summary judgment on all claims in favor of two other defendants. The plaintiffs have appealed the trial court's summary judgment order to the Eleventh Circuit Court of Appeals. The Shane lawsuit has triggered the filing of copycat class action complaints by other health care providers such as chiropractors, podiatrists, acupuncturists and other licensed health care professionals. Each of these actions has been transferred to the MDL and have been designated as "tag-along" actions. The court has entered an order which stays all proceedings in the tag-along actions until all pre-trial proceedings in the Shane action have been concluded. Although the Company can not predict the outcome, management believes that the Shane and the tag-along actions will not have a material adverse effect on its financial position or its results of operations. Management also believes that the claims asserted in these lawsuits are without merit and the Company intends to defend its position.

Capitation Arrangements

A small percentage of the Company's membership is covered by global capitation arrangements. Under the typical arrangement, the provider receives a fixed percentage of premium to cover all the medical costs provided to the globally capitated members. Under some capitated arrangements, physicians may also receive additional compensation from risk sharing and other incentive arrangements. Global capitation arrangements limit the Company's exposure to the risk of increasing medical costs, but expose the Company to risk as to the adequacy of the financial and medical care resources of the provider organization. In addition to global capitation arrangements, the Company has capitation arrangements for ancillary services, such as mental health care. The Company is ultimately responsible for the coverage of its members pursuant to the customer agreements. To the extent that the respective provider organization faces financial difficulties or otherwise is unable to perform its obligations under the capitation arrangements, the Company will be required to perform such obligations. Consequently, the Company may have to incur costs in excess of the amounts it would otherwise have to pay under the original global or ancillary capitation arrangements. Medical costs associated with capitation arrangements made up approximately 6.1%, 6.5%, and 7.1% of the Company's total medical costs for the years ended December 31, 2006, 2005 and 2004, respectively. Membership associated with global capitation arrangements was approximately 110,000, 116,000 and 127,000 as of December 31, 2006, 2005 and 2004, respectively.

K. Concentrations of Credit Risk

The Company's financial instruments that are exposed to credit risk consist primarily of cash equivalents, investments in fixed income securities and accounts receivable. The Company invests its excess cash in state and municipal bonds, U.S. Treasury and agency securities, mortgage-backed securities, asset-backed securities, corporate debt and other securities. Investments in marketable securities are managed within guidelines established by the Board of Directors, which only allow for the purchase of investment-grade fixed income securities and limit the amount that may be invested in any one issuer. The fair value of the Company's financial instruments is equivalent to their carrying value and, although there is some credit risk associated with these instruments, the Company believes this risk to be minimal.

Concentration of credit risk with respect to receivables is limited due to the large number of customers comprising the Company's customer base and their breakdown among geographical locations. The Company believes the allowance for doubtful accounts adequately provides for estimated losses as of December 31, 2006. The Company has a risk of incurring losses if such allowances are not adequate.

L. Statutory Information

The Company's HMO and insurance company subsidiaries are required by state regulatory agencies to maintain minimum surplus balances, thereby limiting the dividends the parent may receive from its regulated entities. During 2006, the Company received $297 million in dividends from its regulated subsidiaries.

The National Association of Insurance Commissioners ("NAIC") has proposed that states adopt risk-based capital ("RBC") standards that, if adopted, would generally require higher minimum capitalization requirements for HMOs and other risk-bearing health care entities. RBC is a method of measuring the minimum amount of capital appropriate for a managed care organization to support its overall business operations in consideration of its size and risk profile. The managed care organization's RBC is calculated by applying factors to various assets, premiums and reserve items. The factor is higher for those items with greater underlying risk and lower for less risky items. The adequacy of a managed care organization's actual capital can then be measured by a comparison to its RBC as determined by the formula. The Company's health plans are required to submit an RBC report to the NAIC and their domiciled state's department of insurance with their annual filing.

Regulators will use the RBC results to determine if any regulatory actions are required. Regulatory actions that could take place, if any, range from filing a financial action plan explaining how the plan will increase its statutory net worth to the approved levels, to the health plan being placed under regulatory control.

The majority of states in which we operate health plans have adopted a risk-based capital ("RBC") policy that recommends the health plans maintain statutory reserves at or above the 'Company Action Level' which is currently equal to 200% of their RBC. We have adopted an internal policy to maintain all of our regulated subsidiaries' statutory capital and surplus at or above 250% of their RBC and a level of 300% in aggregate (referred to below as "300% of RBC"). Some states in which our regulated subsidiaries operate require deposits to be maintained with the respective states' departments of insurance. The table below summarizes the Company's statutory reserve information as of December 31, 2006 and 2005 (in millions, except percentage data).

	2006	**2005**
Regulated capital and surplus	**$1,070.6**[a]	$897.4
300% of RBC	**$ 666.5**[a]	$555.3[a]
Excess capital and surplus above 300% of RBC	**$ 404.1**[a]	$342.1[a]
Capital and surplus as percentage of RBC	**481%**[a]	485%[a]
Statutory deposits	**$ 56.4**	$ 49.4

[a]*unaudited*

The increase in capital and surplus for our regulated subsidiaries is a result of net earnings partially offset by dividends paid to the parent company.

Excluding funds held by entities subject to regulation and excluding our investment in an equipment leasing limited liability company, we had cash and investments of approximately $563.1 million and $347.2 million at December 31, 2006 and 2005, respectively. The increase was primarily due to the dividends received from our regulated subsidiaries and earnings from our non-regulated First Health business offset, in part, by the share repurchases discussed previously.

M. Other Income

Other income for the years ended December 31, 2006, 2005 and 2004 includes interest income, net of fees, of approximately $101.5 million, $59.8 million and $44.1 million, respectively.

N. Share Repurchase Program

The Company's Board of Directors has approved a program to repurchase its outstanding common stock. Stock repurchases may be made from time to time at prevailing prices on the open market, by block purchase or in private transactions. In February 2006, our Board of Directors approved an increase to the share repurchase program in an amount equal to 5% of our outstanding common stock, thus increasing our repurchase authorization by 8.1 million shares. Under the share repurchase program, the Company purchased 4.6 million shares of the Company's common stock during 2006, at an aggregate cost of $256.1 million, no shares were purchased in 2005 and 3.0 million shares during 2004, at an aggregate cost of $84.6 million. The total remaining common shares the Company is authorized to repurchase under this program is 6.2 million as of December 31, 2006. Excluded from these amounts are shares purchased in exchange for employee payroll taxes on vesting of restricted stock awards as these purchases are not part of the program.

O. Segment Information

The Company has two reportable segments: Health Plans and First Health. Each of these segments is managed separately and separate operating results are available that are evaluated by the chief operating decision maker. The Health Plans segment provides commercial, Medicare and Medicaid products to a cross section of employer groups and individuals. Commercial products include HMO, PPO and POS products. HMO products provide comprehensive health care benefits to members primarily through a primary care physician. PPO and POS products permit members to participate in managed care but allow them the flexibility to utilize out-of-network providers in exchange for increased out-of-pocket costs. The Company provides comprehensive health benefits to members participating in Medicare and Medicaid programs and receives premium payments from federal and state governments.

The First Health segment provides services to the Group Health and Specialty sectors. The Group Health business offers its managed care and administrative products to commercial payors in three customer classifications:

- *National Accounts*—a variety of stand-alone managed care services and a portfolio of integrated health plan products to self-insured payors
- *Federal Employees Health Benefits Program*—a variety of managed care and administrative services available to federal employees and annuitants
- *Network Rental*—national PPO network and other managed care products to national, regional and local third party administrators and insurance carriers

The Specialty business offers network managed care and administrative services to two customer classifications:

- *Medicaid/Public Sector*—offers products and services more specialized to the needs of state governments as public sector health programs move toward more efficient utilization of health services. Product offerings include pharmacy benefit management, clinical management and fiscal intermediary services
- *Workers' Compensation Services*—managed care administrative services including access to our provider network, bill review and clinical management

The table below summarizes the Company's reportable segments (in thousands). "Other" represents the elimination of fees charged between segments. First Health only includes results since the date of acquisition. Disclosure of total assets by reportable segment has not been disclosed, as they are not reported on a segment basis internally by the Company and are not reviewed by the Company's chief operating decision maker:

	Year Ended December 31, 2006			
	Health Plans	**First Health**	**Other**	**Total**
Operating Revenues:				
Managed care premiums	**$6,776,277**	**$ 81,024**	**$ —**	**$6,857,301**
Management services	**124,576**	**758,439**	**(6,560)**	**876,455**
Total operating revenues	**6,900,853**	**839,463**	**(6,560)**	**7,733,756**
Total operating expenses	**6,211,728**	**687,585**	**(6,560)**	**6,892,753**
Operating earnings	**$ 689,125**	**$151,878**	**$ —**	**$ 841,003**

	Year Ended December 31, 2005			
	Health Plans	First Health[a]	Other	Total
Operating Revenues:				
Managed care premiums	$5,686,250	$ 41,912	$ —	$5,728,162
Management services	119,573	770,402	(6,891)	883,084
Total operating revenues	5,805,823	812,314	(6,891)	6,611,246
Total operating expenses	5,202,702	623,617	(6,891)	5,819,428
Operating earnings	$ 603,121	$188,697	$ —	$ 791,818

[a] *Includes results since January 28, 2005, the date of acquisition.*

The Health Plan operations are aligned in several insured products. The Company believes identifying the gross margin and medical loss ratio ("MLR") calculation from each of these products is useful in understanding the Company's results of operations and is summarized in the table below (in thousands):

	Years Ended December 31,				
	Commercial	Medicare Advantage	Medicaid	Medicare Part D[1]	Total
2006					
Revenues	**$4,529,636**	**$814,624**	**$762,093**	**$669,924**	**$6,776,277**
Medical costs	**3,519,641**	**647,178**	**652,198**	**565,856**	**5,384,873**
Gross margin	**$1,009,995**	**$167,446**	**$109,895**	**$104,068**	**$1,391,404**
MLR	**77.7%**	**79.4%**	**85.6%**	**84.5%**	**79.5%**
2005					
Revenues	$4,255,577	$676,349	$754,324	$ —	$5,686,250
Medical costs	3,338,944	542,928	638,415	—	4,520,287
Gross margin	$ 916,633	$133,421	$115,909	$ —	$1,165,963
MLR	78.5%	80.3%	84.6%	n/a	79.5%
2004					
Revenues	$4,024,219	$564,779	$609,601	$ —	$5,198,599
Medical costs	3,182,732	470,611	532,552	—	4,185,895
Gross margin	$ 841,487	$ 94,168	$ 77,049	$ —	$1,012,704
MLR	79.1%	83.3%	87.4%	n/a	80.5%

[1]Represents the Medicare Part D Prescription Drug Plan and excludes the health plan Medicare Advantage business.

First Health operations are aligned into two sectors. The Company believes identifying the revenue from each of these sectors is useful in understanding the Company's results of operations. Revenue from the Company's First Health sectors since the date of acquisition is as follows (in thousands):

	Year Ended December 31, 2006	Period Ended[1] December 31, 2005
National Accounts	**$113,990**	$141,283
Federal Employees Health Benefits Plan	**208,177**	204,678
Network Rental	**126,573**	89,442
Group Health Subtotal	**448,740**	435,403
Medicaid/Public Sector	**184,503**	183,197
Workers' Compensation	**206,220**	193,714
Specialty Business Subtotal	**390,723**	376,911
Total First Health Revenue	**$839,463**	$812,314

[1]Includes results since January 28, 2005, the date of acquisition.

P. Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly results of operations (in thousands, except per share data) for the years ended December 31, 2006 and 2005. Due to rounding of quarterly results, total amounts for each year may differ immaterially from the annual results.

	Quarters Ended			
	March 31, 2006	**June 30, 2006**	**September 30, 2006**	**December 31, 2006**
Operating revenues	**$1,938,717**	**$1,944,909**	**$1,909,136**	**$1,940,995**
Operating earnings	**182,719**	**206,588**	**224,281**	**227,414**
Earnings before income taxes	**192,798**	**217,422**	**238,701**	**247,428**
Net earnings	**120,981**	**135,454**	**147,517**	**156,094**
Basic earnings per share	**0.76**	**0.86**	**0.93**	**0.99**
Diluted earnings per share	**0.74**	**0.84**	**0.92**	**0.97**

	Quarters Ended			
	March 31, 2005	**June 30, 2005**	**September 30, 2005**	**December 31, 2005**
Operating revenues	$1,565,200	$1,652,957	$1,674,189	$1,718,900
Operating earnings	178,474	207,457	210,023	195,864
Earnings before income taxes	179,523	206,368	212,056	201,479
Net earnings	112,651	129,496	133,065	126,428
Basic earnings per share	0.75	0.81	0.83	0.79
Diluted earnings per share	0.73	0.79	0.81	0.77

Q. Subsequent Events

On February 1, 2007, the Company purchased certain assets, including membership of approximately 31,000 members, from FirstGuard Health Plan Missouri, Inc., a wholly owned subsidiary of Centene Corporation.

On February 8, 2007, the Company announced it has signed a definitive agreement to acquire Concentra, Inc.'s workers' compensation managed care services businesses. The Company will acquire the Concentra businesses for $387.5 million in an all-cash transaction expected to close in 90 to 180 days from that date, subject to closing conditions, regulatory and other customary approvals.

On February 15, 2007, the Company redeemed all $170.5 million of its outstanding 8.125% senior notes. The Company redeemed the senior notes at a redemption price equal to 104.1% of the principal amount plus interest accrued on the redemption date. The funds for payment of the redemption price were provided by existing cash.

Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting

Coventry's management, including the principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Coventry's management has performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), Internal Controls—Integrated Framework, and believes that the COSO framework is a suitable framework for such an evaluation. Management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements for the year ended December 31, 2006, has issued an attestation report on management's assessment of the Company's internal control over financial reporting which is included in this Annual Report on Form 10-K.

Disclosure Controls and Procedures

We have performed an evaluation as of the end of the period covered by this report of the effectiveness of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934), under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Coventry Health Care, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Coventry Health Care, Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Coventry Health Care, Inc., and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP
Baltimore, Maryland
February 28, 2007

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Dale B. Wolf, certify that:

1. I have reviewed this annual report on Form 10-K of Coventry Health Care, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Dale B. Wolf

Dale B. Wolf
Chief Executive Officer and Director
Date: February 28, 2007

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Shawn M. Guertin, certify that:

1. I have reviewed this annual report on Form 10-K of Coventry Health Care, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Shawn M. Guertin

Shawn M. Guertin
Executive Vice President, Chief Financial Officer and Treasurer
Date: February 28, 2007

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Coventry Health Care, Inc. (the "Company") on Form 10-K for the period ending December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2007

By: /s/ Dale B. Wolf

Dale B. Wolf
Chief Executive Officer and Director

By: /s/ Shawn M. Guertin

Shawn M. Guertin
Executive Vice President, Chief Financial Officer and Treasurer

The Company has submitted an unqualified Section 12(a) CEO Certification to the NYSE in 2005 pursuant to Section 303A.12 of the NYSE Listed Company Manual.

Performance Graph

The following graph compares the cumulative total shareholder return on the Company's common stock for the five years ending December 31, 2006 with the cumulative total return of the Standard & Poor's 500 Index and a Custom Peer Group Index compiled by Zach's Investment Research, Inc., assuming an investment of $100 on December 31, 2001. The following companies are included in the Custom Peer Group Index (and the returns of each company have been weighted according to its relative stock market capitalization at the beginning of each period for which a return is indicated): Aetna Inc., CIGNA Corporation, Health Net, Inc., Humana Inc., Sierra Health Services, Inc., UnitedHealth Group Incorporated, and Wellpoint Health Networks, Inc.

TOTAL SHAREHOLDER RETURNS

Comparison of 5-Year Cumulative Total Return

Assumes Initial Investment of $100

December 2001–December 2006


700
600
500
400
300
200
100
0
'01
'02
'03
'04
'05
'06
Coventry Health Care, Inc.
S&P 500
Peer Group
Peer Group + Coventry Health Care

	Dec. 01	Dec. 02	Dec. 03	Dec. 04	Dec. 05	Dec. 06
Coventry Health Care	$100.00	$145.50	$323.25	$399.03	$642.47	**$564.50**
S&P 500 Index	$100.00	$ 77.89	$100.23	$111.13	$116.57	**$134.98**
Peer Group	$100.00	$ 99.15	$140.66	$213.33	$309.09	**$290.09**
Peer Group & Coventry Health Care	$100.00	$100.32	$144.96	$217.74	$316.88	**$296.51**

Note: The Stock Price Performance Shown On The Graph Above Is Not Necessarily Indicative Of Future Price Performance.

Allen F. Wise
Chairman, Coventry Health Care

Elizabeth E. Tallett
Lead Director, Coventry Health Care
Principal
Hunter Partners, LLC

Dale B. Wolf
Chief Executive Officer
Coventry Health Care

Joel Ackerman
Managing Director
Warburg Pincus

John H. Austin, M.D.
Chairman and Chief Executive Officer
Arcadian Management Services

L. Dale Crandall
Former President and Chief Operating Officer
Kaiser Foundation Health Plan, Inc

Emerson D. Farley, Jr., M.D.
Physician

Lawrence N. Kugelman
Private Investor and Business Consultant

Rodman W. Moorhead, III
Private Investor
Former Senior Advisor and
Managing Director (Retired)
Warburg Pincus

Robert W. Morey
President and Principal
Catalina Life and Health Reinsurers, Inc
R W Morey Reinsurers Limited

Timothy T. Weglicki
General Partner
ABS Capital Partners, L P

Daniel N. Mendelson
President and Founder
Avalere Health

Dale B. Wolf
Chief Executive Officer and Director

Thomas P. McDonough
President

Harvey C. DeMovick, Jr.
Executive Vice President,
Customer Service Operations and
Chief Information Officer

Shawn M. Guertin
Executive Vice President,
Chief Financial Officer and Treasurer

Francis S. Soistman, Jr.
Executive Vice President

Bernard J. Mansheim, M.D.
Executive Vice President and
Chief Medical Officer

Harry "Skip" Creasey
Senior Vice President

Thomas C. Zielinski
Senior Vice President and General Counsel

Patrisha L. Davis
Vice President and Chief Human Resources Officer

John J. Ruhlmann
Senior Vice President and Corporate Controller

The annual meeting of shareholders will be held on May 17, 2007, at 9 00 a.m., Eastern Daylight Saving Time, at the Tysons Corner Ritz-Carlton, 1700 Tysons Boulevard, McLean, VA, 22102 (703) 506-4300

Mellon Investor Services, LLC
480 Washington Boulevard
Jersey City, NJ 07310
(800) 756-3353
www melloninvestor com

Bass, Berry and Sims, PLC
Nashville, TN

Coventry Health Care, Inc
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817
(301) 581-0600

Coventry Health Care has filed an Annual Report on Form 10-K for the year ended December 31, 2006 with the Securities and Exchange Commission Section 302 CEO/CFO certifications and Section 906 CEO/CFO certifications have been filed as exhibits to Form 10-K Shareholders may obtain a copy of this report, including the CEO/CFO certifications, by writing

Investor Relations Department
Coventry Health Care
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

The report and certifications are also available on Coventry's Web Site at http //www cvty com

Coventry Health Care common stock is traded on the New York Stock Exchange under the symbol "CVH"

Coventry Health Care has not paid any cash dividends on its common stock The Company's ability to pay dividends is restricted as discussed in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations

This annual report contains forward-looking information These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 Forward-looking statements are defined as statements that are not historical facts and include those statements relating to future events or future financial performance Actual performance may be significantly impacted by certain risks and uncertainties, including those described in Coventry's Annual Report on Form 10-K for the year ended December 31, 2006 Coventry undertakes no obligation to update or revise any forward-looking statements

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